SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 28, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim Financial Statements as of June 30, 2023 together with the reports on review of interim Financial Statements

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2023

CONTENT

Cover sheet

Condensed Consolidated Interim Financial Statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim Financial Statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these Financial Statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 11: Fair value quantitative and qualitative disclosures
Note 12: Business combinations
Note 13: Investment in associates and joint arrangements
Note 14: Other non-financial assets
Note 15: Related parties
Note 16: Deposits
Note 17: Other financial liabilities
Note 18: Provisions
Note 19: Other non-financial liabilities
Note 20: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 21: Disclosures by operating segment
Note 22: Income tax
Note 23: Commissions income
Note 24: Differences in quoted prices of gold and foreign currency
Note 25: Other operating income
Note 26: Employee benefits
Note 27: Administrative expenses
Note 28: Other operating expenses
Note 29: Additional disclosures in the statement of cash flows
Note 30: Capital stock
Note 31: Earnings per share – Dividends

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2023

CONTENT (contd.)

Notes to the condensed consolidated interim Financial Statements (contd.)
Note 32: Deposit guarantee insurance
Note 33: Restricted assets
Note 34: Trust activities
Note 35: Compliance with CNV regulations
Note 36: Accounting items that identify the compliance with minimum cash requirements
Note 37: Penalties applied to the Bank and summary proceedings initiated by the BCRA
Note 38: Corporate bonds issuance
Note 39: Off balance sheet transactions
Note 40: Tax and other claims
Note 41: Restriction on dividends distribution
Note 42: Capital management, corporate governance transparency policy and risk management
Note 43: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 44: Events after reporting period
Note 45: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim Financial Statements
Condensed separate interim Financial Statements
Notes to the condensed separate interim Financial Statements
Condensed separate exhibits

Reports
Review report on condensed consolidated interim Financial Statements
Review report on condensed separate interim Financial Statements

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Argentine regulatory agency of business associations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to by-laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	06/30/2023	12/31/2022
ASSETS
Cash and deposits in banks	11		331,679,268	376,837,561
Cash			79,231,755	41,607,054
Central Bank of Argentina			151,953,420	216,267,696
Other local and foreign entities			100,349,294	118,944,551
Other			144,799	18,260
Debt securities at fair value through profit or loss	5 and 11		586,706,145	318,019,140
Derivative financial instruments	11		264,165	64,641
Repo transactions	11		135,279,894	93,315,915
Other financial assets	6, 8 and 11	R	137,276,660	87,311,574
Loans and other financing	7, 8 and 11	B, C, D and R	893,173,585	901,979,975
Non-financial public sector			18,564,047	3,325,438
Other financial entities			2,108,339	1,397,225
Non-financial private sector and foreign residents			872,501,199	897,257,312
Other debt securities	8, 9 and 11	R	838,561,533	1,111,283,873
Financial assets delivered as guarantee	11 and 33		42,709,695	46,139,041
Equity instruments at fair value through profit or loss	10 and 11		1,416,756	1,264,906
Investment in associates and joint arrangements	13		1,119,310	1,720,176
Property, plant and equipment		F	153,852,291	153,489,630
Intangible assets		G	27,006,857	26,278,465
Deferred income tax assets	22		155,094	110,854
Other non-financial assets	14		18,162,254	18,764,151
Non-current assets held for sale			13,034,615	13,344,711
TOTAL ASSETS			3,180,398,122	3,149,924,613

1	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	06/30/2023	12/31/2022
LIABILITIES
Deposits	11 and 16	H and I	1,902,794,156	1,951,918,479
Non-financial public sector			132,458,127	165,677,514
Financial sector			2,940,365	2,491,436
Non-financial private sector and foreign residents			1,767,395,664	1,783,749,529
Liabilities at fair value through profit or loss	11	I	1,436,683	792,624
Derivative financial instruments	11	I	11,049	3,572
Repo transactions	11	I	7,288,936
Other financial liabilities	11 and 17	I	235,304,710	203,557,390
Financing received from the Central Bank of Argentina and other financial institutions	11	I	3,940,981	3,690,701
Issued corporate bonds	11 and 38	I	3,269,680	4,091,837
Current income tax liabilities	22		22,693,094	16,348,079
Subordinated corporate bonds	11 and 38	I	104,298,538	108,686,196
Provisions	18	J and R	3,629,775	4,088,102
Deferred income tax liabilities	22		19,769,318	20,007,767
Other non-financial liabilities	19		133,022,562	64,505,604
TOTAL LIABILITIES			2,437,459,482	2,377,690,351

SHAREHOLDERS’ EQUITY
Capital stock	30		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to shareholders’ equity			267,739,472	267,739,472
Earnings reserved			404,346,106	426,193,840
Unappropriated retained earnings			295,066	205,840
Accumulated Other Comprehensive Income			1,170,407	47,294
Net Income of the period / fiscal year			56,215,583	64,851,011
Net shareholders’ equity attributable to controlling interest			742,835,828	772,106,651
Net shareholders’ equity attributable to non-controlling interests			102,812	127,611
TOTAL SHAREHOLDERS’ EQUITY			742,938,640	772,234,262
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			3,180,398,122	3,149,924,613

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

2	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Interest income		Q	307,121,461	590,106,643	207,056,746	381,158,288
Interest expense		Q	(199,179,369)	(361,277,649)	(91,198,278)	(159,271,125)
Net interest income			107,942,092	228,828,994	115,858,468	221,887,163

Commissions income	23	Q	29,194,046	59,263,394	28,536,500	57,042,643
Commissions expense		Q	(2,854,650)	(5,652,709)	(2,808,670)	(5,482,131)
Net commissions income			26,339,396	53,610,685	25,727,830	51,560,512
Subtotal (Net interest income plus Net commissions income)			134,281,488	282,439,679	141,586,298	273,447,675

Net gain from measurement of financial instruments at fair value through profit or loss		Q	51,885,138	63,266,643	15,917,522	32,045,180
Profit from sold or derecognized assets at amortized cost			1	75	(9)	(9)
Differences in quoted prices of gold and foreign currency	24		75,825,899	121,220,212	11,597,137	19,399,102
Other operating income	25		7,651,030	14,726,168	8,229,300	16,612,326
Allowance for loan losses			(5,519,714)	(9,825,534)	(1,664,712)	(3,548,532)
Net operating income			264,123,842	471,827,243	175,665,536	337,955,742

Employee benefits	26		(30,686,971)	(59,735,997)	(32,657,697)	(57,468,654)
Administrative expenses	27		(17,192,503)	(31,613,557)	(14,715,290)	(28,658,872)
Depreciation and amortization of fixed assets		F and G	(6,179,731)	(12,237,238)	(5,696,242)	(11,239,266)
Other operating expenses	28		(36,982,241)	(66,487,123)	(26,762,222)	(52,360,408)
Operating income			173,082,396	301,753,328	95,834,085	188,228,542

Loss from associates and joint arrangements	13		(189,862)	(461,812)	(86,130)	(177,072)
Loss on net monetary position			(109,429,198)	(218,834,965)	(82,346,724)	(155,472,626)
Income before tax on continuing operations			63,463,336	82,456,551	13,401,231	32,578,844

Income tax on continuing operations	22.c)		(19,302,256)	(26,193,873)	(4,466,142)	(8,451,043)
Net income from continuing operations			44,161,080	56,262,678	8,935,089	24,127,801
Net income of the period			44,161,080	56,262,678	8,935,089	24,127,801
Net income of the period attributable to controlling interest			44,130,579	56,215,583	8,941,524	24,164,134
Net income / (loss) of the period attributable to non-controlling interest			30,501	47,095	(6,435)	(36,333)

3	Jorge Pablo Brito Chairperson

CONSOLIDATED EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Net profit attributable to Parent’s shareholders	44,130,579	56,215,583	8,941,524	24,164,134
Plus: Potential diluted earnings per common share
Net profit attributable to Parent’s shareholders adjusted as per diluted earnings	44,130,579	56,215,583	8,941,524	24,164,134
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	69.0173	87.9175	13.9840	37.7911

4	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Net income of the period			44,161,080	56,262,678	8,935,089	24,127,801
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in Financial Statements conversion			(61,131)	(323,498)	(334,398)	(987,120)
Foreign currency translation differences of the period			(61,131)	(323,498)	(334,398)	(987,120)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			2,213,212	1,446,611	(6,443,099)	(7,301,223)
Profit or loss of the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	3,517,211	1,189,476	(8,397,735)	(12,498,093)
Adjustment for reclassification of period			(141,369)	982,780	(1,326,854)	1,491,949
Income tax	22.c)		(1,162,630)	(725,645)	3,281,490	3,704,921
Total Other Comprehensive Income / (Loss) that will be reclassified to profit or loss			2,152,081	1,123,113	(6,777,497)	(8,288,343)
Total Other Comprehensive Income / (Loss)			2,152,081	1,123,113	(6,777,497)	(8,288,343)
Total comprehensive income of the period			46,313,161	57,385,791	2,157,592	15,839,458
Total comprehensive income attributable to controlling interest			46,282,660	57,338,696	2,164,027	15,875,791
Total Comprehensive Income / (Loss) attributable to non-controlling interest			30,501	47,095	(6,435)	(36,333)

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

5	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

			Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes		Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders’ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non-controlling interests	Total Equity
Restated amount at the beginning of the fiscal year			639,413	12,429,781	267,739,472	678,162	(630,868)	152,859,531	273,334,309	65,056,851	772,106,651	127,611	772,234,262
Total comprehensive income of the period
-	Net income of the period									56,215,583	56,215,583	47,095	56,262,678
-	Other comprehensive income of the period					(323,498)	1,446,611				1,123,113		1,123,113
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
-	Legal reserve							12,970,203		(12,970,203)
-	Reserve for dividends pending Central Bank of Argentina’s authorization	31							(34,817,937)	(50,868,381)	(85,686,318)		(85,686,318)
-	Personal assets tax on shares and equity interests									(923,201)	(923,201)		(923,201)
-	Other changes											(71,894)	(71,894)
Amount at the end of the period			639,413	12,429,781	267,739,472	354,664	815,743	165,829,734	238,516,372	56,510,649	742,835,828	102,812	742,938,640

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

			Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes		Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders’ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total controlling interests	Total non-controlling interests	Total Equity
Restated amount at the beginning of the fiscal year			639,413	12,429,781	267,739,472	1,761,544	6,661,993	142,174,241	215,406,165	53,426,448	700,239,057	111,183	700,350,240
Total comprehensive income of the period
-	Net income of the period									24,164,134	24,164,134	(36,333)	24,127,801
-	Other comprehensive loss of the period					(987,120)	(7,301,223)				(8,288,343)		(8,288,343)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 29, 2022
-	Legal reserve							10,685,290		(10,685,290)
-	Reserve for dividends pending Central Bank of Argentina’s authorization								57,928,144	(41,643,812)	16,284,332		16,284,332
-	Personal assets tax on shares and equity interests									(891,506)	(891,506)		(891,506)
Amount at the end of the period			639,413	12,429,781	267,739,472	774,424	(639,230)	152,859,531	273,334,309	24,369,974	731,507,674	74,850	731,582,524

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

.

6	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	06/30/2023	06/30/2022
Cash flows from operating activities
Income of the period before income tax		82,456,551	32,578,844
Adjustment for the total monetary effect of the period		218,834,965	155,472,626
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		12,237,238	11,239,266
Allowance for loan losses		9,825,534	3,548,532
Difference in quoted prices of foreign currency		(77,905,849)	(43,081,834)
Other adjustments		191,747,486	74,838,921
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(268,687,005)	(116,979,065)
Derivative financial instruments		(199,524)	(17,016)
Repo transactions		(41,963,979)	24,706,806
Loans and other financing
Non-financial public sector		(15,238,609)	(16,127)
Other financial entities		(711,114)	2,851,615
Non-financial private sector and foreign residents		14,879,457	58,447,134
Other debt securities	31	116,132,435	36,009,862
Financial assets delivered as guarantee		3,429,346	8,608,155
Equity instruments at fair value through profit or loss		(151,850)	5,135,087
Other assets		(49,190,302)	38,748,638
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(33,219,387)	15,058,269
Financial sector		448,929	(184,104)
Non-financial private sector and foreign residents		(16,353,865)	106,753,212
Liabilities at fair value through profit or loss		644,059	(3,613,225)
Derivative financial instruments		7,477	(5,503)
Repo transactions		7,288,936	738,890
Other liabilities		33,176,742	(44,617,662)
Income tax payments		(11,805,950)	(1,739,079)
Total cash from operating activities (A)		175,681,721	364,482,242

7	Jorge Pablo Brito Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	06/30/2023	06/30/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(11,919,158)	(14,475,884)
Total cash used in investing activities (B)		(11,919,158)	(14,475,884)
Cash flows from financing activities
Payments:
Dividends	31	(76,248)	(15,699,625)
Non-subordinated corporate bonds		(1,979,363)	(7,539,905)
Subordinated corporate bonds		(3,308,317)	(3,682,023)
Other payments related to financing activities		(1,278,426)	(663,900)
Collections / Incomes:
Non subordinated corporate bonds		449,182	4,444,440
Financing to local financial entities		360,218	4,182,953
Total cash used in financing activities (C)		(5,832,954)	(18,958,060)
Effect of exchange rate fluctuations (D)		119,867,960	66,275,192
Monetary effect on cash and cash equivalents (E)		(450,208,463)	(295,611,742)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(172,410,894)	101,711,748
Cash and cash equivalents at the beginning of the fiscal year	29	1,130,000,882	909,702,671
Cash and cash equivalents at the end of the period	29	957,589,988	1,011,414,419

The notes 1 to 45 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

8	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payment services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2022, 2021 and 2020, the Bank made contributions in the company Play Digital SA for a total amount of 629,854 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. In addition, on October 27, 2022, the Bank subscribed 178,911,312 shares for a face value of ARS 1 related to the abovementioned irrevocable capital contributions. As a consequence, the Bank’s new interest in this company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable capital contribution for an amount of 347,371 (not restated). The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Furthermore, on May 18, 2023, Banco Macro SA acquired 100% of Comercio Interior SA’s capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also note 12.

On August 23, 2023, the Board of Directors approved the issuance of these condensed consolidated interim Financial Statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018, extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of June 30, 2023 and December 31, 2022, the deposits held by the Misiones Provincial Government with the Bank amounted to 17,218,740 and 32,096,884 (including 2,528,822 and 2,434,694, related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2023 and December 31, 2022, the deposits held by the Salta Provincial Government with the Bank amounted to 26,315,321 and 52,001,018 (including 4,847,371 and 5,208,793, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of June 30, 2023 and December 31, 2022, the deposits held by the Jujuy Provincial Government with the Bank amounted to 13,415,132 and 11,718,286 (including 3,375,374 and 3,351,908, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2028 and 2025, respectively. As established in the original agreement, the service agreement with the Municipality of San Miguel de Tucumán was extended until 2028.

As of June 30, 2023 and December 31, 2022, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 20,430,586 and 52,262,464 (including 12,621,225 and 13,957,691, related to court deposits), respectively.

Additionally, the Bank granted loans to the Tucumán Provincial Government and the Municipalities of San Miguel de Tucumán and Yerba Buena as of June 30, 2023 and December 31, 2022 for an amount of 13,441,703 and 790,024, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

b)	In March 2022, the Bank’s holdings in Prisma Medios de Pago SA (Prisma) was transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the six-month period ended June 30, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of June 30, 2022.

c)	Through Communiqué “A” 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also notes 9 and 43 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income for the period ended June 30, 2023, would have recorded a decrease in “other operating income” for an amount of 1,728,719 and in “Loss on net monetary position” for an amount of 123,314 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 1,618,901, and as a counterpart an increase in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the six-month period ended June 30, 2023.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim Financial Statements as of June 30, 2023, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim Financial Statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim Financial Statements, in addition to section “measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated Financial Statements for the fiscal year ended on December 31, 2022, already issued.

These condensed consolidated interim Financial Statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated Financial Statements for the fiscal year ended on December 31, 2022, already issued. Nevertheless, the present condensed consolidated interim Financial Statements do not include all the information or all the disclosures required for the annual consolidated Financial Statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim Financial Statements must be read together with the annual consolidated Financial Statements for the fiscal year ended December 31, 2022, already issued.

As of June 30, 2023 and December 31, 2022, the Bank has consolidated into its Financial Statements the Financial Statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payment services
Fintech SGR (Structured entity)	San Martín 140- 2nd floor – CABA	Argentina	Granting of guarantees
Comercio Interior SA (3)	Santa Fe 1219 – 4th floor - Rosario – Santa Fe	Argentina	Grain Brokerage

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).
(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 24,347).
(3)	Consolidated with the Bank since May 2023, as control was obtained in such month (see note 12).

As of June 30, 2023 and December 31, 2022, the Bank consolidated its Financial Statements with the following Companies:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting Rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%
Comercio Interior SA (1)	Common	615,519	100.00%	100.00%

(1)	Interest acquired in May 2023 (see note 12).

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of June 30, 2023 and December 31, 2022 are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	Balances as of 06/30/2023
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	3,096,036,895	2,353,201,067	742,835,828
Macro Bank Limited	31,461,155	23,680,248	7,780,907
Macro Securities SAU (1)	83,376,786	65,653,979	17,142,399	580,408
Macro Fiducia SAU	281,532	11,361	270,171
Argenpay SAU	4,830,463	3,027,434	1,803,029
Fintech SGR	8,864,685	8,727,593	137,092
Comercio Interior SA	4,819,064	4,351,570	467,494
Eliminations	(49,272,458)	(21,193,770)	(27,601,092)	(477,596)
Consolidated	3,180,398,122	2,437,459,482	742,835,828	102,812

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

	Balances as of 12/31/2022
Entity	Assets	Liabilities	Equity attributable to the owners of the Bank	Equity attributable to non-controlling interests
Banco Macro SA	3,100,849,841	2,328,743,190	772,106,651
Macro Bank Limited	24,193,883	16,720,835	7,473,048
Macro Securities SAU (1)	51,112,356	35,294,079	15,055,078	763,199
Macro Fiducia SAU	297,883	7,424	290,459
Argenpay SAU	3,819,658	2,407,987	1,411,671
Fintech SGR	8,003,089	7,832,937	170,152
Eliminations	(38,352,097)	(13,316,101)	(24,400,408)	(635,588)
Consolidated	3,149,924,613	2,377,690,351	772,106,651	127,611

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim Financial Statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim Financial Statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of June 30, 2023, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Comparative information

The condensed consolidated interim statement of financial position as of June 30, 2023, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and six-month periods ended June 30, 2023, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the six-month period ended June 30, 2023, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

Measuring unit

These condensed consolidated interim Financial Statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of June 30, 2023, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, for fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of Financial Statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 50.68% and 36.15% for the six-month periods ended June 30, 2023 and 2022, respectively, and 94.79% for the fiscal year ended on December 31, 2022.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for Financial Statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss of the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss of the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss of the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss of the period and deferred tax related to the revaluation is recognized in other comprehensive income of the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which are restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the fiscal year and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim Financial Statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may give rise in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated Financial Statements as of December 31, 2022, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2023, the following amendments to IFRS are effective and they did not have a material impact on these condensed consolidated interim Financial Statements:

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies:

The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. They also explain how an entity can identify material accounting policy information and give examples of when accounting policy information is likely to be material. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was as described in the Practice Statement 2.

This amendment did not have a material impact on the disclosures of these condensed consolidated interim Financial Statements or the annual consolidated Financial Statements.

Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates:

The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.

This amendment would be applicable if the Bank performs a change in an accounting estimate, but it is not expected to have a material impact on the Financial Statements.

Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction:

The IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the Financial Statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability.

This amendment did not have a material impact on the Financial Statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim Financial Statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

b)	Amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 ”Financial Instruments: Disclosures” – Supplier Finance Arrangement: the amendments specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2023 and December 31, 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	802,774,449	1,007,924,251
Guarantees granted (1)	21,066,888	10,862,349
Overdraft and unused agreed commitments (1)	3,480,947	924,120
Subtotal	827,322,284	1,019,710,720
Less: Allowance for Expected Credit Losses (ECL)	(900,993)	(1,049,898)
Total	826,421,291	1,018,660,822

(1)	Includes transactions not covered by BCRA debtor classification standard. The guarantees granted include an amount of 61,783 and 55,618 as of June 30, 2023 and December 31, 2022, respectively. The Overdraft and unused agreed commitments include an amount of 547,398 and 683,351 as of June 30, 2023 and December 31, 2022, respectively.

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Disclosures related to the allowance for ECL are detailed in item 8.5 of note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Government securities (1)	563,205,049	308,645,413
Private securities (2)	23,501,096	9,373,727
Total	586,706,145	318,019,140

(1)	During March and June 2023, the Bank decided to enter into voluntary debt swaps in terms of Article 11 of Decree No. 331/2022 of the Argentine Ministry of Economy. The instruments that entered into those swaps are as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,145,882,575.

•	Argentine government discount bonds in dual currency – Maturity: 07-21-2023 (TDL23) for a face value of 344,498,105.

•	Argentine government discount Treasury bills in pesos – Maturity: 05-31-2023 (S31Y3) for a face value of 295,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 04-28-2023 (S28A3) for a face value of 210,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 03-31-2023 (S31M3) for a face value of 200,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 159,305,395.

•	Argentine government discount bonds in dual currency – Maturity: 09-29-2023 (TDS23) for a face value of 120,244,752.

•	Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023 (T2V3) for a face value of 3,000,000.

In addition, with almost all the instruments received, the Bank purchased put options with the BCRA. These options provide to the Bank with the opportunity to sell (put options) the underlying asset at a value established by the BCRA’s rules. In this transaction, the options could be exercised up to one day before the maturity of the underlying instrument. As of June 30, 2023, the notional value amounted to 570,819,099 (see Exhibits A and O to the condensed separate interim Financial Statements).

(2)	During July 2023, the Bank decided to enter into a swap of the following instrument: Aeropuertos Argentina 2000 US dollars 4% class 3 - Maturity: 09-08-2023 (AER3D) for a total face value of 4,555,434.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Receivables from spot sales of foreign currency pending settlement	45,036,495	24,117,194
Sundry debtors (see note 10)	39,764,085	39,787,045
Receivables from other spot sales pending settlement	36,443,549	15,438,600
Private securities	14,810,843	6,793,115
Receivables from spot sales of government securities pending settlement	928,529	736,223
Other	406,433	576,578
Subtotal	137,389,934	87,448,755
Less: Allowances for ECL	(113,274)	(137,181)
Total	137,276,660	87,311,574

Disclosures related to allowance for ECL are detailed in item 8.4 of note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Non-financial public sector (1)	18,564,047	3,325,438
Other financial entities	2,108,339	1,397,225
Other financial entities	2,127,232	1,409,492
Less: allowance for ECL	(18,893)	(12,267)
Non-financial private sector and foreign residents	872,501,199	897,257,312
Overdrafts	88,134,280	74,210,638
Documents	137,996,569	123,217,784
Mortgage loans	87,293,164	93,280,642
Pledge loans	13,680,198	14,437,197
Personal loans	175,231,814	214,765,569
Credit cards	263,648,571	287,468,546
Financial leases	1,435,664	2,089,651
Other	122,868,097	104,353,487
Less: allowance for ECL	(17,787,158)	(16,566,202)
Total	893,173,585	901,979,975

(1) As explained in note 3, ECL is not calculated to public sector exposures.

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Note 11 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to what was detailed in note 3 “Basis for the preparation of these Financial Statements and applicable accounting standards”, to the consolidated Financial Statements as of December 31, 2022, already issued. In addition, note 11 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

8.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	06/30/2023	12/31/2022
Loans and other financing	910,979,636	918,558,444
Individual assessment	205,957,222	164,143,152
Collective assessment	705,022,414	754,415,292
Less: Allowance for ECL (1)	(17,806,051)	(16,578,469)
Total	893,173,585	901,979,975

(1) As explained in note 3, ECL is not calculated to public sector exposures.

As of June 30, 2023 and December 31, 2022, the Bank decided to record an adjustment on a forward-looking basis, based on expert judgment. The estimated amounts were 3,135,000 and 2,281,315, as of June 30, 2023 and December 31, 2022, respectively.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraph. The amounts are presented gross of the impairment allowances.

		06/30/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		859,921,637	24,629,635		884,551,272	97.10
High grade	0.00% - 3.50%	812,622,914	8,568,740		821,191,654	90.14
Standard grade	3.51% - 7.00%	25,378,782	5,209,957		30,588,739	3.36
Sub-standard grade	7.01% - 33.00%	21,919,941	10,850,938		32,770,879	3.60
Past due but not impaired (1)	33.01% - 99.99%	7,145,266	10,467,306		17,612,572	1.94
Impaired	100%			8,815,792	8,815,792	0.96
Total		867,066,903	35,096,941	8,815,792	910,979,636	100
%		95.18	3.85	0.97	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		874,937,919	18,964,770		893,902,689	97.32
High grade	0.00% - 3.50%	813,834,117	3,716,625		817,550,742	89.00
Standard grade	3.51% - 7.00%	36,091,723	4,590,318		40,682,041	4.43
Sub-standard grade	7.01% - 33.00%	25,012,079	10,657,827		35,669,906	3.89
Past due but not impaired (1)	33.01% - 99.99%	5,706,535	11,396,828		17,103,363	1.86
Impaired	100%			7,552,392	7,552,392	0.82
Total		880,644,454	30,361,598	7,552,392	918,558,444	100
%		95.87	3.31	0.82	100

(1)	It also includes transactions, under collective assessment, which are more than 5 days past due independently of the PD range assigned.

8.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 45, “Credit risk” section, to the consolidated Financial Statements as of December 31, 2022, already issued.

		06/30/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		201,116,488	3,233,397		204,349,885	99.22
High grade	0.00% - 3.50%	184,897,427	2,255,164		187,152,591	90.87
Standard grade	3.51% - 7.00%	5,405,975			5,405,975	2.62
Sub-standard grade	7.01% - 33.00%	10,813,086	978,233		11,791,319	5.73
Past due but not impaired	33.01% - 99.99%
Impaired	100%			1,607,337	1,607,337	0.78
Total		201,116,488	3,233,397	1,607,337	205,957,222	100
%		97.65	1.57	0.78	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		158,198,405	3,872,794		162,071,199	98.74
High grade	0.00% - 3.50%	147,832,432	1,869,871		149,702,303	91.20
Standard grade	3.51% - 7.00%	5,489,589	944,433		6,434,022	3.92
Sub-standard grade	7.01% - 33.00%	4,876,384	1,058,490		5,934,874	3.62
Past due but not impaired	33.01% - 99.99%
Impaired	100%			2,071,953	2,071,953	1.26
Total		158,198,405	3,872,794	2,071,953	164,143,152	100
%		96.38	2.36	1.26	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

8.1.2 Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 45, “Credit risk” section to the consolidated Financial Statements as of December 31, 2022, already issued.

		06/30/2023
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		658,805,149	21,396,238		680,201,387	96.48
High grade	0.00% - 3.50%	627,725,487	6,313,576		634,039,063	89.92
Standard grade	3.51% - 7.00%	19,972,807	5,209,957		25,182,764	3.58
Sub-standard grade	7.01% - 33.00%	11,106,855	9,872,705		20,979,560	2.98
Past due but not impaired (1)	33.01% - 99.99%	7,145,266	10,467,306		17,612,572	2.50
Impaired	100%			7,208,455	7,208,455	1.02
Total		665,950,415	31,863,544	7,208,455	705,022,414	100
%		94.46	4.52	1.02	100

		12/31/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		716,739,514	15,091,976		731,831,490	97.01
High grade	0.00% - 3.50%	666,001,685	1,846,754		667,848,439	88.53
Standard grade	3.51% - 7.00%	30,602,134	3,645,885		34,248,019	4.54
Sub-standard grade	7.01% - 33.00%	20,135,695	9,599,337		29,735,032	3.94
Past due but not impaired (1)	33.01% - 99.99%	5,706,535	11,396,828		17,103,363	2.27
Impaired	100%			5,480,439	5,480,439	0.72
Total		722,446,049	26,488,804	5,480,439	754,415,292	100
%		95.76	3.51	0.73	100

(1) It also includes transactions which are more than 5 days past due independently of the PD range assigned.

8.2 Other debt securities at amortized cost

The criterion used to calculate ECL of financial trusts and corporate bonds is based on the rating granted by risk rating agencies to each debt security type making up the financial trusts or each corporate bond series, respectively. This means that the factor to be used will vary depending on the debt securities holdings (A or B). The EAD is assumed to be equal to the outstanding balance.

The table below shows the exposures gross of impairment allowances by stage:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	06/30/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	2,312,820			2,312,820	92.25
Financial trust	194,247			194,247	7.75
Total	2,507,067			2,507,067	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	1,565,591			1,565,591	77.11
Financial trust	464,647			464,647	22.89
Total	2,030,238			2,030,238	100
%	100			100

The related ECL for corporate bonds as of June 30, 2023 and December 31, 2022 amounted to 3,147 and 835, respectively. The ECL related to financial trusts as of June 30, 2023 and December 31, 2022 amounted to 124 and 364, respectively.

8.3	Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in note 9.

8.4	Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	122,579,091			122,579,091	100
Total	122,579,091			122,579,091	100
%	100			100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	80,655,639			80,655,639	100
Total	80,655,639			80,655,639	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The ECL related to these types of instruments amounted to 113,274 and 137,181 as of June 30, 2023 and December 31, 2022, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 10.

8.5	Loans commitment

The table below shows the exposures gross of impairment allowances by stage:

	06/30/2023
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	796,874,226	5,897,713	2,510	802,774,449	97.10
Guarantees granted	21,005,105			21,005,105	2.54
Overdraft and unused agreed commitments	2,933,549			2,933,549	0.36
Total	820,812,880	5,897,713	2,510	826,713,103	100
%	99.29	0.71		100

	12/31/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	991,652,719	16,269,269	2,263	1,007,924,251	98.92
Guarantees granted	10,806,731			10,806,731	1.06
Overdraft and unused agreed commitments	240,769			240,769	0.02
Total	1,002,700,219	16,269,269	2,263	1,018,971,751	100
%	98.40	1.60		100

The related ECL for undrawn commitments of credit cards and checking accounts as of June 30, 2023 and December 31, 2022 amounted to 801,138 and 981,308, respectively. The ECL related to guarantees granted as of June 30, 2023 and December 31, 2022 amounted to 90,417 and 68,480, respectively. The ECL related to overdraft and unused agreed commitments as of June 30, 2023 and December 31, 2022 amounted to 9,438 and 110, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
At fair value through OCI
Government securities	56,472,619	196,610,021
Government securities – Foreign	12,068,268	11,197,599
Total at fair value through OCI (1)	68,540,887	207,807,620
At amortized cost
Central Bank of Argentina Bills	700,741,998	808,202,074
Government securities	66,774,852	75,003,761
Private securities	2,503,796	2,029,039
Central Bank of Argentina Notes		18,241,379
Total at amortized cost	770,020,646	903,476,253
Total	838,561,533	1,111,283,873

(1)	During January 2023, the Bank decided to enter into a voluntary debt swap in terms of Article 11 of Decree No. 331/2022 of the Argentine Ministry of Economy. The instruments that entered into that swap are as follows:

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.

•	Argentine government discount Treasury bills in pesos – Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 01-20-2023 for a face value of 290,000,000.

As mentioned in note 5, during March 2023, the following instruments entered into the swap:

•	Argentine government discount Treasury bills in pesos – Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 06-16-2023 (X16J3) for a face value of 4,516,000,000.

•	Argentine government Treasury bills in pesos adjusted by CER – Maturity: 05-19-2023 (X19Y3) for a face value of 1,759,369,713.

In addition, with almost all the instruments received, the Bank purchased put options with the BCRA that could be exercised up to one day before the maturity of the underlying instrument (see also note 5).

10.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

On January 21, 2019, the Bank, together with the other shareholders of Prisma, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value ARS 1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 were deferred for 5 years.

During July 2019, the process to determine the final selling price of the shares of Prisma was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousands) USD 33,018 and shall be paid as follows: (i) 30% in pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares is recorded in the statement of income under “Net gain from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022, the agreement was amended to include 100% of the shares.

On May 22, 2023, the Bank, together with the remaining creditors arising from the abovementioned sales, authorized Prisma to undergo a merger-spinoff process involving two of its business units: (I) ATM and transfer management services, payment management services for 3.0 transfers, service payment collection and other related services will be handled through the new company Newpay SAU, and (ii) the acquiring business, through which electronic and digital payment solutions are provided (credit cards, debit cards, and prepaid cards, immediate transfers), early collection of sales, point-of-sale terminals network management and other related services, which are rendered to various businesses and/or suppliers, will be handled through the company Payway SAU. Prisma retains the remaining issuer processing services business unit involving credit cards, debit cards, prepaid cards and other related services.

Both Prisma and the new companies Newpay SAU and Payway SAU are direct or indirect subsidiaries of AI ZENITH (Netherlands) BV. Furthermore, these new companies, like Prisma, have been allocated their respective share of dividends to be reported in the subsequent fiscal years, under the commitment to vote in favor of the distribution of certain minimum percentages. These percentages will also be subject to the guarantee trust aimed at repaying the deferred price.

11.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement on a recurring basis, as of June 30, 2023 and December 31, 2022:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	586,706,145	572,914,476	12,963,324	828,345
Derivatives financial instruments	264,165	82,002	182,163
Other financial assets	14,810,843	14,747,442		63,401
Financial assets delivered as guarantee	8,738,796	8,738,796
Equity instruments at fair value through profit or loss	1,416,756	588,996		827,760
At fair value through OCI
Other debt Securities	68,540,887	68,540,887
Total	680,477,592	665,612,599	13,145,487	1,719,506
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	1,436,683	1,436,683
Derivatives financial instruments	11,049	11,049
Total	1,447,732	1,447,732

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	318,019,140	311,247,207	5,217,106	1,554,827
Derivatives financial instruments	64,641	28,920	35,721
Other financial assets	6,793,116	6,718,656		74,460
Equity instruments at fair value through profit or loss	1,264,906	232,765		1,032,141
At fair value through OCI
Other debt Securities	207,807,621	207,807,621
Total	533,949,424	526,035,169	5,252,827	2,661,428
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	792,624	792,624
Derivatives financial instruments	3,572		3,572
Total	796,196	792,624	3,572

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of June 30, 2023 and December 31, 2022, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial assets recognized at fair value categorized as level 3:

	As of June 30, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,554,827	74,459	1,032,141
Transfers to level 3
Transfers from level 3 (1)			(68,046)
Profit and loss	93,806	18,030	247,112
Recognition and derecognition	(350,197)		11,437
Monetary effects	(470,091)	(29,088)	(394,884)
Amount at the end of the period	828,345	63,401	827,760

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	3,277,860	91,052	6,199,093
Transfers to level 3
Transfers from level 3
Profit and loss	1,101,844	7,631	5,419
Recognition and derecognition	(1,208,410)	31,735	(3,779,144)
Monetary effects	(1,616,467)	(55,959)	(1,393,227)
Amount at the end of the fiscal year	1,554,827	74,459	1,032,141

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices (unadjusted) observable in active markets as of June 30, 2023.

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model.

Range of inputs
	Fair value of		Significant	06/30/2023
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	06/30/2023	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	823,129	Income approach (discounted cash flow)	Discount rate in pesos	84.83	113.42		%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

				Range of inputs
	Fair value of		Significant	12/31/2022
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	12/31/2022	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	893,721	Income approach (discounted cash flow)	Discount rate in pesos	69.99	83.83		%
Corporate bonds	654,979	Income approach (discounted cash flow)	Discount rate in pesos	76.98	86.47		%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	06/30/2023		12/31/2022
Composition	Favorable changes	Unfavorable changes	Favorable Changes	Unfavorable changes
Provisional Debt Securities of Financial Trusts	2,406	(2,254)	1,843	(1,772)
Corporate bonds			3,951	(3,823)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

Except for the foregoing, as of June 30, 2023 and December 31, 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim Financial Statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of June 30, 2023 and December 31, 2022:

	06/30/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	331,679,268	331,679,268			331,679,268
Repo transactions	135,279,894	135,279,894			135,279,894
Other financial assets	122,465,817	122,465,817			122,465,817
Loans and other financing	893,173,585			769,039,691	769,039,691
Other debt securities	770,020,646	768,877,851	1,576,291	128,669	770,582,811
Financial assets delivered as guarantee	33,970,899	33,970,899			33,970,899
Total	2,286,590,109	1,392,273,729	1,576,291	769,168,360	2,163,018,380
Financial liabilities
Deposits	1,902,794,156	858,126,389		1,031,902,536	1,890,028,925
Repo transactions	7,288,936	7,288,936			7,288,936
Other financial liabilities	235,304,710	229,919,571	5,438,705		235,358,276
Financing received from the BCRA and other financial institutions	3,940,981	3,374,824	566,157		3,940,981
Issued corporate bonds	3,269,680		3,246,153		3,246,153
Subordinated corporate bonds	104,298,538		87,616,188		87,616,188
Total	2,256,897,001	1,098,709,720	96,867,203	1,031,902,536	2,227,479,459

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	376,837,561	376,837,564			376,837,564
Repo transactions	93,315,915	93,315,915			93,315,915
Other financial assets	80,518,458	80,518,458			80,518,458
Loans and other financing	901,979,975			786,465,634	786,465,634
Other debt securities	903,476,252	771,070,624	124,567,745	145,112	895,783,481
Financial assets delivered as guarantee	46,139,041	46,139,041			46,139,041
Total	2,402,267,202	1,367,881,602	124,567,745	786,610,746	2,279,060,093
Financial liabilities
Deposits	1,951,918,479	978,036,819		972,288,446	1,950,325,265
Other financial liabilities	203,557,390	197,063,244	6,587,643		203,650,887
Financing received from the BCRA and other financial institutions	3,690,701	3,589,457	78,298		3,667,755
Issued corporate bonds	4,091,837		3,975,804		3,975,804
Subordinated corporate bonds	108,686,196		88,623,875		88,623,875
Total	2,271,944,603	1,178,689,520	99,265,620	972,288,446	2,250,243,586

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

12.	BUSINESS COMBINATIONS

On May 18, 2023, the Bank acquired to Inversora Juramento SA 100% of the capital stock and voting rights of Comercio Interior SA, a company engaged in grains brokerage.

Assets acquired and liabilities assumed

The fair value of the assets identified and liabilities assumed as of the acquisition date is as follows:

Composition	Fair value recognized on acquisition
Assets
Cash and deposits in banks	23,120
Debt securities at fair value through profit or loss	477,323
Loans and other financing	66,797
Financial assets delivered as guarantee	919,157
Other financial assets	3,577,332
Property, plant and equipment	64,593
Intangible assets	14,359
Other non-financial assets	53,065
5,195,746
Liabilities
Other financial liabilities	3,544,762
Provisions	10,000
Current income tax liabilities	60,238
Deferred income tax liabilities	71,181
Other non-financial liabilities	985,279
4,671,460
Net assets acquired at fair value	524,286

The goodwill resulting from the acquisition of Comercio Interior SA amounted to 164,496.

This transaction’s price was set at USD 5,218,800. Such price will be paid in variable annual installments using the proceeds from Comercio Interior SA dividends. Thus, the Bank assigns 100% of the rights over the dividends in favor of the seller, up to the full payment of the purchase price. Each installment will become due within fifteen days as from the Shareholders’ Meeting approval of Comercio Interior SA’s financial statements. The first installment will become due in 2024.

To measure the liabilities arising from this transaction the Bank estimated the Company's future income, discounting them at its own business rate. As a consequence, at the acquisition date, the liability amounted to USD 2,973,375.

On the other hand, as of the date of issuance of these condensed consolidated interim Financial Statements, negotiations are underway with Banco Itaú Unibanco regarding the acquisition of Banco Itaú Argentina S.A. and its local subsidiaries.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

13.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

13.1 Associates

The following table provides summarized financial information about the Bank’s investment in its associates:

	Proportional Bank’s	Financial position		Loss of the period
Entity	interest	06/30/2023	31/12/2022	06/30/2023	06/30/2022
Macro Warrants SA	5%	6,856	8,384	(1,527)	(3,484)	(1) and (2)
Play Digital	9.6984%	630,844	637,320	(469,458)	(348,544)	(1) and (2)

(1)	The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of this associate.

(2)	This associate's accounting information as of March 31, 2023, has been used to measure the investment. Additionally, significant transactions conducted or events that occurred between April 1, 2023, and June 30, 2023, have been considered.

13.2 Joint ventures

The following table provides summarized financial information about the Bank’s investment in its joint ventures:

	Proportional Bank’s	Financial position		Profit or (loss) of the period
Entity	interest	06/30/2023	31/12/2022	06/30/2023	06/30/2022
Banco Macro SA – Worldline Argentina SA Unión transitoria	50%	453,019	968,494	153,554	188,516
Finova SA	50%	28,591	105,978	(77,386)	(13,560)

14.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Investment property (see Exhibit F)	13,584,550	13,094,125
Advanced prepayments	2,997,167	3,537,419
Tax advances	1,312,586	1,853,598
Other	267,951	279,009
Total	18,162,254	18,764,151

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As of June 30, 2023 and December 31, 2022, amounts balances related to transactions generated with related parties are as follows:

	As of June 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Comercio Interior SA	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	2,057								2,057
Other financial assets				5,066,303			273,933	749,910	6,090,146
Loans and other financing (4)
Documents								6,346	6,346
Overdraft					17,324		100,681	1,927,314	2,045,319
Credit cards							242,365	36,958	279,323
Lease					15,822			46,313	62,135
Personal loans							962		962
Mortgage loans							759,264	1,093	760,357
Other loans (5)		10,469,692					216,486	1,147,896	11,834,074
Guarantee granted								5,271,370	5,271,370
Total assets	2,057	10,469,692		5,066,303	33,146		1,593,691	9,187,200	26,352,089

Liabilities
Deposits		3,324,823	59,703	74	6,486	122,089	7,062,931	9,210,753	19,786,859
Liabilities at fair value through profit or loss								718,915	718,915
Other financial liabilities							330,339	113,769	444,108
Issued corporate bonds		1,090,821							1,090,821
Subordinated corporate bonds				248,392	39,220				287,612
Other non-financial liabilities							1,592	814,030	815,622
Total liabilities		4,415,644	59,703	248,466	45,706	122,089	7,394,862	10,857,467	23,143,937

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for loans and other financing as of June 30, 2023 for Macro Securities SAU, Comercio Interior SA, key management personnel and other related parties amounted to 10,469,692, 33,146, 1,423,426 and 10,259,302, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with government securities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Assets
Cash and deposits in banks	2,138							2,138
Other financial assets				4,546,108		350,384	29	4,896,521
Loans and other financing (4)
Overdraft						84,785	634,233	719,018
Credit cards						285,867	75,069	360,936
Lease							100,483	100,483
Personal loans						1,751		1,751
Mortgage loans						817,570		817,570
Other loans (5)		3,184,458				228,808	2,109,721	5,522,987
Other non-financial assets							2,320,524	2,320,524
Total assets	2,138	3,184,458		4,546,108		1,769,165	5,240,059	14,741,928

Liabilities
Deposits		4,522,938	87,603	175	127,642	6,270,961	3,464,675	14,473,994
Liabilities at fair value through profit or loss							248,029	248,029
Other financial liabilities						77,887	18,124	96,011
Issued corporate bonds		434,236						434,236
Subordinated corporate bonds				217,808				217,808
Other non-financial liabilities							30,462	30,462
Total liabilities		4,957,174	87,603	217,983	127,642	6,348,848	3,761,290	15,500,540

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

(4)	The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, key management personnel and other related parties amounted to 6,823,491, 3,820,483, 1,988,047 and 25,374,987, respectively.

(5)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with government securities.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2023 and 2022 with related parties are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2023
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Comercio Interior SA	Associate	Key management personnel (3)	Other related parties	Total
Income / (Loss)
Interest income		3,500			4,561		322,312	1,069,346	1,399,719
Interest expense						(21,880)	(71,599)	(27,483)	(120,962)
Commissions income		24,136				365	86	171,152	195,739
Commissions expense				(11,328)			(27)	(23,882)	(35,237)
Other operating income		62,179	16	1,408,893	302			45	1,471,435
Allowance for loan losses		56,808							56,808
Administrative expense								(588,848)	(588,848)
Other operating expense								(66,171)	(66,171)
Total Income / (Loss)		146,623	16	1,397,565	4,863	(21,515)	250,772	534,159	2,312,483

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

	As of June 30, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU (2)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (3)	Other related parties	Total
Income / (Loss)
Interest income		2,352				228,368	1,326,521	1,557,241
Interest expense					(12,605)	(74,388)	(6,871)	(93,864)
Commissions income		3,544		425	153	39	64,609	68,770
Commissions expense				(6,776)		(13)	(1,720)	(8,509)
Other operating income	6	13,062	45				45	13,158
Administrative expense							(374,810)	(374,810)
Other operating expense		(21,864)					(67,009)	(88,873)
Total Income / (Loss)	6	(2,906)	45	(6,351)	(12,452)	154,006	940,765	1,073,113

(1)	These transactions are eliminated during the consolidation process.

(2)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(3)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2023 and 2022, totaled 823,401 and 780,842, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

In addition, fees received by the Directors as of June 30, 2023 and 2022 amounted to 1,785,547 and 1,709,513, respectively.

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	06/30/2023	12/31/2022
Board of Directors	22	22
Senior managers of the key management personnel	12	12
Total	34	34

16.	DEPOSITS

The composition of deposits as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Non-financial public sector	132,458,127	165,677,514
Financial sector	2,940,365	2,491,436
Non-financial private sector and foreign residents	1,767,395,664	1,783,749,529
Checking accounts	193,084,652	239,769,797
Saving accounts	602,496,136	632,469,875
Time deposits	936,283,828	857,409,872
Investment accounts	12,786,259	30,866,227
Other	22,744,789	23,233,758
Total	1,902,794,156	1,951,918,479

17.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Credit and debit card settlement - due to merchants	105,951,974	110,768,068
Amounts payable for other spot purchases pending settlement	56,016,332	22,203,540
Amounts payable for spot purchases of foreign currency pending settlement	44,857,513	24,184,990
Payment orders pending to foreign exchange settlement	8,272,818	8,578,016
Collections and other transactions on account and behalf of others	5,252,879	4,228,029
Finance leases liabilities	3,088,707	2,961,277
Amounts payable for spot purchases of government securities pending settlement	513,568	14,737,377
Other	11,350,919	15,896,093
Total	235,304,710	203,557,390

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

18.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of June 30, 2023 and December 31, 2022.

The expected terms to settle these obligations are as follows:

	06/30/2023
Composition	Within 12 months	Over 12 months	06/30/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	754
Letters of credits, guarantees and other commitments (1)	900,993		900,993	1,049,898
Commercial claims in progress (2)	390,726	389,831	780,557	745,284
Labor lawsuits	354,044	152,033	506,077	401,364
Pension funds - reimbursement	462,877	347,397	810,274	781,268
Other	5,400	625,974	631,374	1,109,534
Total	2,114,040	1,515,735	3,629,775	4,088,102

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
(2)	See also note 40.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim Financial Statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

19.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Dividends payable (see note 31)	65,779,118
Withholdings	23,534,614	23,905,177
Salaries, bonuses and payroll taxes payables	14,937,479	16,527,838
Taxes payables	13,618,779	11,619,663
Miscellaneous payables	6,300,558	4,451,941
Retirement pension payment orders pending settlement	2,098,522	1,695,008
Directors’ and syndics’ fees payable	1,602,507	1,033,761
Other	5,150,985	5,272,216
Total	133,022,562	64,505,604

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

20.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2023 and December 31, 2022:

06/30/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	331,679,268
Debt securities at fair value through profit or loss		288,199,131	298,507,014
Derivative financial instruments		264,165
Repo transactions		135,279,894
Other financial assets	24,344,051	95,594,382	17,338,227
Loans and other financing (1)	2,264,217	667,818,660	223,090,708
Other debt securities		748,278,756	90,282,777
Financial assets delivered as guarantee	33,970,899	8,738,796
Equity instruments at fair value through profit or loss	1,416,756
Total assets	393,675,191	1,944,173,784	629,218,726

Liabilities
Deposits	845,981,115	1,056,769,744	43,297
Financial liabilities at fair value through profit or loss		1,436,683
Derivative financial instruments		11,049
Repo transactions		7,288,936
Other financial liabilities		231,581,690	3,723,020
Financing received from the BCRA and other financial institutions		3,940,981
Issued corporate bonds		3,269,680
Subordinated corporate bonds		1,910,881	102,387,657
Total liabilities	845,981,115	1,306,209,644	106,153,974

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	376,837,561
Debt securities at fair value through profit or loss		287,310,038	30,709,102
Derivative financial instruments		64,641
Repo transactions		93,315,915
Other financial assets	17,253,575	52,341,273	17,716,726
Loans and other financing (1)	2,194,524	646,662,686	253,122,765
Other debt securities		1,033,119,055	78,164,818
Financial assets delivered as guarantee	46,139,041
Equity instruments at fair value through profit or loss	1,264,906
Total assets	443,689,607	2,112,813,608	379,713,411

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	964,834,012	987,053,309	31,158
Liabilities at fair value through profit or loss		792,624
Derivative financial instruments		3,572
Other financial liabilities		198,788,499	4,768,891
Financing received from the BCRA and other financial institutions		3,690,701
Issued corporate bonds		9,776	4,082,061
Subordinated corporate bonds		2,140,006	106,546,190
Total liabilities	964,834,012	1,192,478,487	115,428,300

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

21.	DISCLOSURES BY OPERATING SEGMENT

For management purposes, the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the fiscal year in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the Financial Statements.

22.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	Such adjustment will be applicable in the fiscal year in which the variation of the CPI is higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of June 30, 2023 and December 31, 2022, all the conditions established by the income tax Law to practice the inflation adjustment are met (see section “Fiscal years 2019 and 2020” and “Fiscal year 2021” of this note).

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressive basis, to the taxable accumulated net profit at the end of each fiscal year.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

c)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Current income tax expense	18,474,855	24,394,312	2,957,468	4,289,793
(Income) / Loss for deferred income taxes	(763,188)	(282,689)	1,389,288	3,833,241
Monetary effects	1,590,589	2,082,250	119,386	328,009
Income tax loss recorded in the statement of income	19,302,256	26,193,873	4,466,142	8,451,043
Income tax loss / (profit) recorded in other comprehensive income	1,162,630	725,645	(3,281,490)	(3,704,921)
Total	20,464,886	26,919,518	1,184,652	4,746,122

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, Banco Macro SA filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, Banco Macro SA filed a reimbursement action with the AFIP requesting that 654,673 paid as income tax for the 2022 tax period be reimbursed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

23.	COMMISSIONS INCOME

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	16,899,606	33,847,460	16,120,063	32,045,972
Commissions related to credit cards	9,057,359	18,927,187	9,298,338	18,685,763
Commissions related to insurance	1,515,262	3,135,926	1,697,726	3,349,440
Commissions related to securities value	824,427	1,536,640	443,017	984,960
Commissions related to trading and foreign exchange transactions	608,402	1,243,617	592,721	1,205,839
Commissions related to loans and other financing	128,259	226,869	163,018	280,450
Commissions related to financial guarantees granted	15,397	17,625	541	1,963
Performance obligations satisfied over certain time period
Commissions related to credit cards	115,460	248,978	203,120	447,255
Commissions related to trading and foreign exchange transactions	25,436	50,907	12,831	35,169
Commissions related to loans and other financing	3,868	27,041	4,584	4,712
Commissions related to obligations	570	1,144	541	1,120
Total	29,194,046	59,263,394	28,536,500	57,042,643

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

24.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Translation of foreign currency assets and liabilities into pesos	75,479,252	120,602,109	11,277,258	18,446,667
Income from foreign currency exchange	346,647	618,103	319,879	952,435
Total	75,825,899	121,220,212	11,597,137	19,399,102

25.	OTHER OPERATING INCOME

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Services	4,179,219	8,066,741	3,287,626	6,687,595
Adjustments and interest from other receivables	1,028,941	2,167,435	630,160	1,406,751
Adjustments from other receivables with CER clauses	897,561	1,576,948	715,988	1,024,326
Other receivables for financial intermediation	323,923	480,956	414,792	926,871
Sale of investment in properties and other non-financial assets			6,554	39,133
Other	1,221,386	2,434,088	3,174,180	6,527,650
Total	7,651,030	14,726,168	8,229,300	16,612,326

26.	EMPLOYEE BENEFITS

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Remunerations	21,030,699	40,611,320	22,917,188	39,784,414
Payroll taxes	5,076,480	10,056,513	5,392,934	9,282,010
Compensations and bonuses to employees	3,546,041	7,060,423	3,225,945	6,323,728
Employee services	1,033,751	2,007,741	1,121,630	2,078,502
Total	30,686,971	59,735,997	32,657,697	57,468,654

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

27.	ADMINISTRATIVE EXPENSES

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Taxes	2,662,382	5,110,807	2,470,613	4,653,181
Maintenance, conservation and repair expenses	2,396,549	4,629,034	2,309,536	4,559,939
Fees to directors and syndics	1,946,640	2,528,646	476,824	1,174,927
Armored truck, documentation and events	1,828,399	3,839,248	2,035,779	4,002,737
Other fees	1,723,733	3,285,442	1,318,278	2,604,553
Security services	1,376,824	2,756,151	1,394,427	2,840,190
Electricity and communications	1,274,868	2,593,620	1,290,637	2,667,785
Software	1,243,739	2,212,127	943,183	2,012,318
Advertising and publicity	961,248	1,550,994	1,208,309	1,850,186
Hired administrative services	446,263	549,601	88,142	184,850
Representation, travel and transportation expenses	315,219	612,419	226,255	394,545
Insurance	147,729	267,184	148,186	315,588
Stationery and office supplies	112,861	242,162	100,374	197,119
Leases	72,778	129,390	71,397	142,109
Other	683,271	1,306,732	633,350	1,058,845
Total	17,192,503	31,613,557	14,715,290	28,658,872

28.	OTHER OPERATING EXPENSES

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Turnover tax	20,357,260	37,679,113	14,297,481	28,333,791
From credit cards	7,060,197	13,434,191	6,467,886	12,516,100
Charges for other provisions	965,667	1,785,078	1,140,992	2,222,966
Other adjustments and interests for miscellaneous obligations	923,994	1,517,111	606,258	744,769
Deposit guarantee fund contributions	697,997	1,448,469	695,284	1,389,857
Insurance claims	285,082	569,175	125,567	261,593
Donations	197,664	453,207	28,334	345,195
Taxes	62,518	119,721	138,017	317,305
Loss from sale or impairment of investment in properties and other non-financial assets	1	55,827
Loss from sale or impairment of property, plant and equipment			15,453	15,453
Other	6,431,861	9,425,231	3,246,950	6,213,379
Total	36,982,241	66,487,123	26,762,222	52,360,408

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

29.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The Statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the Statement of Cash Flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the Statement of financial position:

Reconciliation	06/30/2023	12/31/2022	06/30/2022	12/31/2021
Cash and deposits in banks	331,679,268	376,837,561	391,711,711	505,825,332
Debt Securities at fair value through profit or loss				14,265
Other debt securities	624,627,345	751,828,824	618,353,014	402,355,133
Loans and other financing	1,283,375	1,334,497	1,349,694	1,507,941
Total	957,589,988	1,130,000,882	1,011,414,419	909,702,671

30.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to June 30, 2023, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separate interim Financial Statements.

31.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

In calculating the weighted average of outstanding common shares, the number of shares at the beginning of the year is adjusted, if applicable, by the number of common shares issued or withdrawn during the period, weighted by the number of days those shares have been outstanding. Note 30 provides a breakdown of the changes in the Bank's capital stock.

The calculation of basic earnings per share is provided in the “Earnings per share” table of the condensed consolidated interim income Statement. See also note 41.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021.

On December 16, 2021, the BCRA issued Communiqué “A” 7421, which established: (i) from January 1, 2022, through December 31, 2022, financial institutions were allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated), which was paid during the fiscal year ended December 31, 2022 according to the schedule. Additionally, the balance of the dividends approved pending payment because they exceeded the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), representing 22,18 pesos per share, subject to prior authorization from the BCRA which, added to the dividends still to be paid because they exceeded the abovementioned limit, amounted to 21,016,844 (not restated) and were recorded in a “Reserve for dividends pending authorization from the BCRA”. Through Communiqué “A” 7719 issued on March 9, 2023, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments.

Finally, the Shareholders’ Meeting held on April 25, 2023, decided to distribute a cash dividend and/or a dividend in kind, in this case measured at market value, for an amount of 75,040,918, representing 117.36 pesos per share, prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in 6 equal, monthly and consecutive installments. As of the date of issuance of these condensed consolidated interim financial statements, installments 5 and 6 are pending payment. See also note 41.

32.	DEPOSIT GUARANTEE INSURANCE

Law No, 24485 and Decree No, 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF), Sedesa was incorporated in August 1995.

Banco Macro SA holds a 7.6859% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12503 on March 22, 2023.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 6,000 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time.

On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

33.	RESTRICTED ASSETS

As of June 30, 2023 and December 31, 2022, the following Bank’s assets are restricted:

Composition		06/30/2023	12/31/2022
Cash and deposits in banks
•	Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	118	87
Subtotal cash and deposits in banks		118	87

Debt securities at fair value through profit or loss and Other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	8,548,930	7,143,886
•	Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07/25/2023, securing Interbanking SA.	5,224,082
•	Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07/25/2023, securing Coelsa SA.	3,134,449
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, to guarantee the Credit Program for Production Reactivation of the Province of San Juan. Auction N° 2.	332,572
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	136,551	139,917
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of June 30, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	53,325	125,546
•	Federal government bonds in dual currency at discount - Maturity: 02/28/2024 as of June 30, 2023 and Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	22,137	22,438
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of June 30, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, to guarantee the Regional Economies Competitiveness Program – IDB loan No. 3174/OC-AR.	5,625	50,752
•	Letters of National Estate in pesos adjusted by CER – Maturity: 02/17/2023.		224,395
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	17,457,671	7,706,934

Other financial assets
•	Interests derived from contributions made as protector partner (2).	3,893,463	3,636,783
•	Financial instruments for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	546,992	219,167
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	84,574	181,574
•	Sundry debtors – other.	12,732	13,240
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,246
	Subtotal Other financial assets	4,538,588	4,052,010
Loans and other financing – non-financial private sector and foreign residents
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	17,923	7,685
	Subtotal Loans and other financing	17,923	7,685

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Composition (contd.)		06/30/2023	12/31/2022
Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	25,336,295	37,405,957
•	For securities forward contracts	8,738,796
•	Guarantee deposits related to credit and debit card transactions.	4,274,442	6,092,894
•	Other guarantee deposits.	4,360,162	2,640,190
	Subtotal Financial assets delivered as guarantee	42,709,695	46,139,041

Other non-financial assets
•	Real property related to a call option sold.	3,773,628	3,700,961
•	Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	3,252	19,525
	Subtotal Other non-financial assets	3,776,880	3,720,486
Total		68,500,875	61,626,243

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners withdrawals, to cover guarantees and other direct expenses.
(2)	As of June 30, 2023 and December 31, 2022, it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

34.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

34.1 Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Accicom, Total assets, Confibono and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Confibono, Supercanal, Payway cobro anticipado and Solidario de Infraestructura Nasa IV) and certificates of participation (Arfintech).

As of June 30, 2023 and December 31, 2022, debt securities and certificates of participation in financial trusts for investment, amounted to 1,135,613 and 1,432,827, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

34.2. Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of June 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 2,636 and 17,600, respectively.

34.3. Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of June 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 3,247,375 and 4,100,441, respectively.

34.4. Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of June 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim Financial Statements, the assets managed by the Bank amounted to 31,979,616 and 26,837,355, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

35.	COMPLIANCE WITH CNV REGULATIONS

35.1 Compliance with CNV standards to act in the different agent categories defined by the CNV:

35.1.1 Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and Guarantee Entity (in the process of being registered), and is registered in the “List of Authorized companies to guarantee capital market instruments”.

Additionally, the Bank’s shareholders’ equity as of June 30, 2023 stated in UVAs amounted to 2,723,404,561 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 33 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

35.1.2 Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such company as of June 30, 2023 stated in UVAs amounted to 64,547,126 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares. Moreover, as result of the company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum Shareholder’s equity.

35.1.3 Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No, 622/2013, as amended, issued by such agency, such company is registered as agent for the Administration of Collective Investment Products of Mutual Funds,

Additionally, the shareholders’ equity of this company as of June 30, 2023 stated in UVAs amounted to 11,703,580 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares.

35.1.4 Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such company as of June 30, 2023 stated in UVAs amounted to 994,293 and exceeds the minimum amount required by General Resolution 795 established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with mutual fund shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

35.1.5 Operations of Comercio Interior SA

As mentioned in notes 1 and 12, on May 18, 2023, Banco Macro SA acquired 100% of Comercio Interior SA. Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, this company is registered as its own clearing and settlement agent (“ALyC Propio”).

Additionally, the shareholders’ equity of such company as of June 30, 2023 stated in UVAs amounted to 1,779,412 and exceeds the minimum amount required by such General Resolution established in 470,350 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the company paid-in with Equity Instruments at fair value through profit or loss.

35.2 Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end. In compliance with CNV General Resolution No, 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31,5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support in digital format is stored in CD rom, DVD rom and the Bank’s own servers.

35.3 As depositary of mutual funds

As of June 30, 2023 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,402,689,988	18,227,524
Argenfunds Ahorro Pesos	132,291,143	4,192,521
Argenfunds Gestión Pesos	100,000	100
Argenfunds Infraestructura	5,160,032	60,737
Argenfunds Inversión Dólares	1,000	218
Argenfunds Inversión Pesos	1,160,424,161	1,597,079
Argenfunds Liquidez	8,920,006,839	42,495,204
Argenfunds Renta Argentina	147,207,686	4,340,148
Argenfunds Renta Balanceada	472,571,819	7,450,465
Argenfunds Renta Capital	17,628,178	4,571,607
Argenfunds Renta Crecimiento	3,426,120	856,251
Argenfunds Renta Dinámica	93,526,001,565	8,269,552
Argenfunds Renta Fija	317,213,810	13,907,324
Argenfunds Renta Flexible	142,708,861	1,427,619
Argenfunds Renta Global	167,668,923	2,062,857
Argenfunds Renta Mixta	78,965	408
Argenfunds Renta Mixta Plus	1,169,551	269,090
Argenfunds Renta Pesos	68,597,805	2,305,295
Argenfunds Renta Total	548,961,979	1,709,435

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Funds (contd.)	Number of shares	Equity
Argenfunds Renta Variable	464,860,603	63,685
Argenfunds Retorno Absoluto	227,761,295	1,484,932
Pionero Acciones	26,284,113	6,610,302
Pionero Ahorro Dólares	22,352,950	5,519,323
Pionero Argentina Bicentenario	424,876,097	4,249,998
Pionero Capital	158,090,533	517,534
Pionero Crecimiento	1,594,736,601	2,551,723
Pionero Desarrollo	6,090,465,036	10,974,026
Pionero Empresas FCI Abierto Pymes	237,915,955	3,803,909
Pionero FF	52,813,222	2,671,309
Pionero Gestión	2,143,404,543	10,594,728
Pionero Infraestructura	1,044,848,171	1,471,788
Pionero Pesos	1,885,727,403	48,754,861
Pionero Pesos Plus	17,355,910,923	269,293,670
Pionero Recovery	100,000	100
Pionero Renta	64,932,874	13,829,448
Pionero Renta Ahorro	246,576,603	15,595,502
Pionero Renta Ahorro Plus	1,252,821,281	14,196,087
Pionero Renta Balanceado	9,953,117,732	24,980,329
Pionero Renta Estratégico	702,465,882	8,905,671
Pionero Renta Fija Dólares	3,464,737	696,344
Pionero Renta Mixta I	173,248,886	3,402,067
Pionero Retorno	3,837,907	6,340

36.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2023 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	151,953,420
Other debt securities
Government securities computable for the minimum cash requirements	259,017,509
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	25,336,294
Total	436,307,223

37.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their Financial Statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of June 30, 2023:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA, on 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish). The fine imposed on Mr. Jorge Horacio Brito was abrogated due to his passing. On 02/09/2023 the CNACAF issued a sentence, dismissing the direct appeals, with cost. For this reason, the Bank filed a Federal extraordinary appeal, which was granted for the federal law interpretation but rejected on the grounds of alleged arbitrariness. Following the rejection, on 04/20/2023, the corresponding petition for denied appeal was filed with the Argentine Supreme Court of Justice (CSJN, for its acronym in Spanish). As of the date of issuance of these condensed consolidated interim Financial Statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No, 480/95), together with points 5, 9, 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. On 04/04/2023, the Bank filed a Defense Statement, being closed the evidence stage. As of the date of issuance of these condensed consolidated interim Financial Statements, the file is still pending.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. On 01/26/2017 the fines imposed were paid. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before CSJN which, as of the date of issuance of these condensed consolidated interim Financial Statements, is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021, styled “Szekely, Ladislao et al v, CNV on appealed administrative resolution”. As of the date of issuance of these condensed consolidated interim Financial Statements, court fees have been paid, the Attorney General has issued a resolution (stating that there were no formal restrictions to considering the appeals admissible) and the CNV has responded to the appeals. However, the notification to the Argentine Attorney General’s Office is still pending.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended), Penalty amount: 50 (not restated).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No, 41, whereby it resolved the lack of responsibility of Mr. Juan Martín Monge Varela, Luis Maria Blaquier and Mario Luis Vicens, and also imposed fines to the rest liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. The file was submitted to Courtroom V of CNACAF. On 05/11/2021, such Courtroom issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal submitted the file to the CSJN on 02/03/2022. As of the date of issuance of these condensed consolidated interim Financial Statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No, 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution, a direct appeal was filed to CNACAF which was dismissed. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/07/2021, the CNACAF dismissed the extraordinary appeal filed, passing the complaint appeal to CSJN. As of the date of issuance of these condensed consolidated interim Financial Statements, the petition file has not been resolved by the CSJN.

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No, 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 08/18/2021, it was resolved to set the case for the production of evidence. As of the date of issuance of these condensed consolidated interim Financial Statements, the case is on the final report stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim Financial Statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

38.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 06/30/2023		06/30/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	104,298,538	108,686,196
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	3,269,680	4,091,837
Total						107,568,218	112,778,033

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds, in face value, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As of the date of issuance of these condensed consolidated interim Financial Statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the abovementioned Global Program, the Bank issued Class E non-subordinated simple corporate bonds not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time, according to the current regulations, particularly the BCRA’s foreign exchange regulations, the Bank may opt to redeem, Class E Corporate Bonds in full, not partially, at a price equal to (a) 102% of the outstanding principal if the Bank decides to make the redemption from the date of issuance and settlement through the term of 9 months therefrom, including the last business day; (b) 101% of outstanding principal if the Bank decides to make the redemption within the term starting 9 months after the date of issuance and settlement until the Class E maturity date, in all cases, along with the additional amount and accrued and unpaid interest, excluding the redemption date.

39.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2023 and December 31, 2022, is as follows:

Composition	06/30/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	1,208,906,860	1,092,392,603
Preferred and other collaterals received from customers (1)	300,089,793	282,530,990
Outstanding checks not yet paid	41,410,745	30,050,589
Checks already deposited and pending clearance	35,104,594	25,357,437

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

40.	TAX AND OTHER CLAIMS

40.1	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax), As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal, The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021, On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

40.2	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v, Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these condensed consolidated interim Financial Statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v, Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim Financial Statements.

41.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

b)	Through Communiqué “A” 6464, as amended, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

Additionally, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Moreover, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of June 30, 2023 was 32,248,988 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

According to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. Through Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, the BCRA allowed financial institutions, which had its authorization, to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments.

In addition, through Communiqué “A” 7659 the BCRA suspended the earnings distribution from January 1, 2023 up to December 31, 2023. Finally, through Communiqué “A” 7719, the BCRA established that from April 1, 2023 up to December 31, 2023, financial institutions, which have the BCRA’s authorization, will be allowed to distribute up to 40% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, in 6 equal, monthly and consecutive installments.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual Financial Statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the previous comments, the General Regular Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 considering that at the end of the fiscal year ended December 31, 2021, the Bank recorded a negative adjustment to unappropriated retained earnings as of December 31, 2021 for 8,920,325 (not restated) because the monetary effect accrued in relation to monetary items measured at fair value through other comprehensive income had been recorded in the previous period, resolved to distribute the unappropriated retained earnings for 18,202,171 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2021):

a)	3,640,434 to the legal reserve;

b)	373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

For further information, see note 31.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

As it is also mentioned in note 31, the Shareholders’ Meeting of Banco Macro SA held on April 25, 2023 decided to applied the unappropriated retained earnings for an amount of 43,175,125 (not restated) as follows (the abovementioned figures are stated in constant pesos as of December 31, 2022):

a)	8,607,704 to the legal reserve;

b)	808,505 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	33,758,916 to a Facultative reserve for future distribution of earnings.

In addition, the shareholders decided to partially apply the Facultative reserve for future distribution of dividends up to 75,040,918 to pay cash dividends and/or a dividend in kind prior to BCRA authorization. On May 12, 2023 the BCRA authorized this earning distribution that shall be paid in 6 equal, monthly and consecutive installments. As of the date of issuance of these condensed consolidated interim Financial Statements, installments 5 and 6 were pending payment.

42.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As a financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of June 2023, together with the integration thereof (computable equity) as of the end of such month:

Item	06/30/2023
Minimum capital requirements	166,836,252
Computable equity	737,585,197
Capital surplus	570,748,945

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, started a period with significant volatility for the market values of government and private financial instruments and also started a process of rescheduling maturities and swaps of certain government debt instruments. In addition, material increases were observed in the country’s risk and in the exchange rate between the Argentine peso and the US dollar.

Subsequently, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government debt restructuring process continued both under local and foreign legislation, including various voluntary swaps and the agreements reached regarding obligations with the Paris Club and the International Monetary Fund. At present, the Argentine Ministry of Economy is also engaged in entering into agreements within the framework of the review process carried out by the agency’s staff, among others. In particular, during March 2023, it was established that the jurisdictions, entities and funds related to the National Public Sector must proceed to the sale or auction of their holdings of certain national government securities denominated and payable in US dollars under domestic legislation. In turn, it was provided that certain holdings of securities under foreign legislation held by such jurisdictions, entities and funds must be delivered in exchange to the National Treasury for the government securities issued. Finally, the issuance of government securities payable in Pesos of the National Treasury was authorized up to the amount necessary for the exchange.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency)

Particularly, as from the end of 2019, the gap between the official exchange rate for the US dollar (primarily used for foreign trade) and alternative market values began to significantly widen, leading to increases in inflation levels and interest rates.

Finally, on August 13, 2023 the open primary elections was held to define, among other things, the political parties that will compete in the upcoming national general elections in October 2023. The day following this electoral event, there was an increase of about 22% in the US dollar official exchange rate and a decrease in the market price of government debt instruments in general. As of the date of issuance of these consolidated condensed interim financial statements, the abovementioned gap stands at about 99%

In addition, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, considering the residual effects of the military conflict between Russia and Ukraine in the level of the global economic recovery.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future Financial Statements.

44.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed consolidated interim Financial Statements.

45.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

60	Jorge Pablo Brito Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

COMMERCIAL	06/30/2023	12/31/2022
In normal situation	215,055,440	167,074,656
With senior “A” collateral and counter-collateral	24,040,722	21,699,597
With senior “B” collateral and counter-collateral	31,017,103	27,669,003
Without senior collateral or counter-collateral	159,997,615	117,706,056

Troubled	1,587,729	2,110,462
With senior “A” collateral and counter-collateral		108,240
With senior “B” collateral and counter-collateral	1,157,241	1,394,587
Without senior collateral or counter-collateral	430,488	607,635

With high risk of insolvency	978,347	1,214,910
With senior “A” collateral and counter-collateral		131,209
With senior “B” collateral and counter-collateral	861,145	895,446
Without senior collateral or counter-collateral	117,202	188,255

Subtotal commercial	217,621,516	170,400,028

61	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

CONSUMER AND MORTGAGE	06/30/2023	12/31/2022
Performing	707,075,751	749,307,079
With senior “A” collateral and counter-collateral	55,682,713	49,754,933
With senior “B” collateral and counter-collateral	36,867,788	44,637,610
Without senior collateral or counter-collateral	614,525,250	654,914,536

Low risk	7,426,592	5,816,408
With senior “A” collateral and counter-collateral	172,503	89,472
With senior “B” collateral and counter-collateral	322,714	127,424
Without senior collateral or counter-collateral	6,931,375	5,599,512

Low risk - in special treatment	61,504	44,279
Without senior collateral or counter-collateral	61,504	44,279

Medium risk	4,774,630	3,981,935
With senior “A” collateral and counter-collateral	160,619	27,707
With senior “B” collateral and counter-collateral	65,627	102,768
Without senior collateral or counter-collateral	4,548,384	3,851,460

High risk	3,810,041	3,033,349
With senior “A” collateral and counter-collateral	30,905	34,215
With senior “B” collateral and counter-collateral	72,606	117,896
Without senior collateral or counter-collateral	3,706,530	2,881,238

Irrecoverable	1,758,185	1,359,230
With senior “A” collateral and counter-collateral	41,306	46,221
With senior “B” collateral and counter-collateral	242,790	215,060
Without senior collateral or counter-collateral	1,474,089	1,097,949

Subtotal consumer and mortgage	724,906,703	763,542,280
Total	942,528,219	933,942,308

62	Jorge Pablo Brito Chairperson

EXHIBIT B
(continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim Financial Statements is listed below.

	06/30/2023	12/31/2022
Loans and other financing	893,173,585	901,979,975
Added:
Allowances for loans and other financing	17,806,051	16,578,469
Adjustment amortized cost and fair value	5,359,615	2,542,156
Debt securities of financial trust - Measured at amortized cost	194,247	464,647
Corporate bonds	2,312,820	1,565,591
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(256,753)	(236,030)
Guarantees provided and contingent liabilities	23,938,654	11,047,500
Total computable items	942,528,219	933,942,308

63	Jorge Pablo Brito Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	06/30/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	69,774,361	7.40	32,799,056	3.51
50 next largest customers	65,170,801	6.91	60,331,562	6.46
100 next largest customers	51,875,590	5.50	49,353,723	5.28
Other customers	755,707,467	80.19	791,457,967	84.75

Total (1)	942,528,219	100.00	933,942,308	100.00

(1) See reconciliation in Exhibit B.

64	Jorge Pablo Brito Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	17,442,379	902,787	105,599	185,997	250,411	87,705	18,974,986
Financial sector		215,739	243,630	388,130	2,323,085	1,742,655	968,025	5,881,264
Non-financial private sector and foreign residents	5,604,262	410,888,807	111,454,631	127,345,775	173,048,941	178,278,792	194,990,358	1,201,611,566

Total	5,604,370	428,546,925	112,601,048	127,839,504	175,558,023	180,271,858	196,046,088	1,226,467,816

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	163	2,040,936	866,061	156,770	281,756	441,061	260,536	4,047,283
Financial sector		74,012	99,680	841,834	306,653	460,695	140,745	1,923,619
Non-financial private sector and foreign residents	5,243,178	395,737,193	109,642,520	133,258,481	168,534,686	180,475,431	228,427,090	1,221,318,579

Total	5,243,341	397,852,141	110,608,261	134,257,085	169,123,095	181,377,187	228,828,371	1,227,289,481

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

65	Jorge Pablo Brito Chairperson

EXHIBIT F

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

							Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	Of the period	At the end	Residual value at the end of the period
Cost
Real property	143,454,133	50	99,208	74,229	451,540		17,075,601		10,273		1,612,816	18,678,144	125,252,508
Furniture and facilities	22,274,915	10	309,744		358,727	3	11,318,084				929,739	12,247,823	10,695,566
Machinery and equipment	32,341,418	5	1,907,256	1,031	61,316	46	23,133,235		1,031	168	2,091,413	25,223,785	9,085,220
Vehicles	4,332,050	5	740,410	248,601		(446)	3,482,767		201,006	1	219,710	3,501,472	1,321,941
Other	1,248	3				33	494			23	203	720	561
Work in progress	1,953,460		2,072,528		(871,583)								3,154,405
Right of use real property	12,238,229	5	761,241	600,337		(1,585)	8,215,312		302,680	5,782	1,092,670	9,011,084	3,386,464
Right of use furniture		5	992,443								36,817	36,817	955,626
Total property, plant and equipment	216,595,453		6,882,830	924,198		(1,949)	63,225,493		514,990	5,974	5,983,368	68,699,845	153,852,291

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

							Depreciation of the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Difference for conversion	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	140,679,206	50	897,336	184,086	2,061,677		14,140,809	(118,326)	31,634		3,084,752	17,075,601	126,378,532
Furniture and facilities	19,406,500	10	623,258	2,492	2,247,921	(272)	9,560,711	7	827	(220)	1,732,649	11,292,320	10,982,595
Machinery and equipment	27,602,012	5	3,162,732	8,424	1,585,370	(272)	19,056,143	(2,313)	8,075	(688)	4,056,514	23,101,581	9,239,837
Vehicles	3,922,231	5	677,987	265,954	(13,875)	11,661	3,216,143	(1,053)	173,802	22	396,366	3,437,676	894,374
Other	2,620	3				(1,372)	1,248			(1,595)	841	494	754
Work in progress	4,655,780		4,083,108		(6,785,428)								1,953,460
Right of use real property	11,081,057	5	1,306,783	144,947		(4,664)	6,185,415		89,945	(383)	2,103,064	8,198,151	4,040,078
Total property, plant and equipment	207,349,406		10,751,204	605,903	(904,335)	5,081	52,160,469	(121,685)	304,283	(2,864)	11,374,186	63,105,823	153,489,630

66	Jorge Pablo Brito Chairperson

EXHIBIT F
(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

							Depreciation of the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Difference for conversion	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	597,631	50					90,350			5,159	95,509	502,122
Other investment properties	13,007,131	50	669,952	27,894		18	420,287		18,368	164,860	566,779	13,082,428
Total investment property	13,604,762		669,952	27,894		18	510,637		18,368	170,019	662,288	13,584,550

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

							Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Difference for conversion	Accumulated	Transfers (1)	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	678,049	50	1,743		(82,161)		24,495	57,918		7,937	90,350	507,281
Other investment properties	2,065,597	50	15,032,690	39,665	(4,051,485)	(6)	166,405	(8,589)	3,462	265,933	420,287	12,586,844
Total investment property	2,743,646		15,034,433	39,665	(4,133,646)	(6)	190,900	49,329	3,462	273,870	510,637	13,094,125

(1)	During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

67	Jorge Pablo Brito Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

						Depreciation of the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	16,818,699	5	1,024,447			11,777,652			1,442,156	13,219,808	4,623,338
Other intangible assets	58,564,717	5	5,891,530	67,102		37,364,039		108	4,641,695	42,005,626	22,383,519
Total intangible assets	75,383,416		6,915,977	67,102		49,141,691		108	6,083,851	55,225,434	27,006,857

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	14,706,600	5	1,976,494		135,605	8,996,308	5,087		2,776,257	11,777,652	5,041,047
Other intangible assets	47,736,461	5	10,999,000	50,567	(120,177)	28,778,762	(2,006)	1,979	8,552,522	37,327,299	21,237,418
Total intangible assets	62,443,061		12,975,494	50,567	15,428	37,775,070	3,081	1,979	11,328,779	49,104,951	26,278,465

68	Jorge Pablo Brito Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	06/30/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	241,257,153	12.68	231,517,557	11.86
50 next largest customers	227,148,016	11.94	198,776,322	10.18
100 next largest customers	89,192,618	4.69	92,761,665	4.75
Other customers	1,345,196,369	70.69	1,428,862,935	73.21

Total	1,902,794,156	100.00	1,951,918,479	100.00

69	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,794,777,285	140,909,040	13,062,430	1,613,699	94,926	6,493	1,950,463,873
From the non-financial government sector	130,696,596	3,752,438	1,558,394	5,922		1,697	136,015,047
From the financial sector	2,940,365						2,940,365
From the non-financial private sector and foreign residents	1,661,140,324	137,156,602	11,504,036	1,607,777	94,926	4,796	1,811,508,461

Liabilities at fair value through profit or loss	1,436,683						1,436,683

Derivative instruments		125	10,624	300			11,049

Repo transactions	7,409,956	13,334					7,423,290
Other financial institutions	7,409,956	13,334					7,423,290

Other financial liabilities	229,863,908	576,201	551,093	946,641	1,477,806	2,996,162	236,411,811

Financing received from the Central Bank of Argentina and other financial institutions	1,596,838	1,141,583	1,116,623	147,955			4,002,999

Issued corporate bonds		12,018	12,018	3,312,062			3,336,098

Subordinated corporate bonds			3,402,433	3,402,433	6,804,866	112,643,944	126,253,676

Total	2,035,084,670	142,652,301	18,155,221	9,423,090	8,377,598	115,646,599	2,329,339,479

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

70	Jorge Pablo Brito Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,788,334,918	171,081,522	29,764,822	2,866,191	18,526	55,511	1,992,121,490
From the non-financial government sector	162,420,440	5,100,503	1,536,493	6,776			169,064,212
From the financial sector	2,491,436						2,491,436
From the non-financial private sector and foreign residents	1,623,423,042	165,981,019	28,228,329	2,859,415	18,526	55,511	1,820,565,842

Liabilities at fair value through profit or loss	792,624						792,624

Derivative instruments	2,584	988					3,572

Other financial liabilities	197,050,522	642,327	583,245	1,109,777	1,846,783	4,265,784	205,498,438

Financing received from the Central Bank of Argentina and other financial institutions	440,565	779,713	2,436,354	67,760			3,724,392

Issued corporate bonds		15,029	14,539	30,058	4,142,017		4,201,643

Subordinated corporate bonds			3,540,309	3,540,309	7,080,617	120,748,858	134,910,093

Total	1,986,621,213	172,519,579	36,339,269	7,614,095	13,087,943	125,070,153	2,341,252,252

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

71	Jorge Pablo Brito Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	06/30/2023
Provisions for eventual commitments	1,049,898	233,044			(381,949)	900,993
For administrative, disciplinary and criminal penalties	754				(254)	500
Other	3,037,450	1,566,259		751,391	(1,124,036)	2,728,282

Total provisions	4,088,102	1,799,303		751,391	(1,506,239)	3,629,775

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2022
Provisions for eventual commitments	1,001,196	723,288			(674,586)	1,049,898
For administrative, disciplinary and criminal penalties	1,464				(710)	754
Other	3,815,638	3,959,670		2,690,031	(2,047,827)	3,037,450

Total provisions	4,818,298	4,682,958		2,690,031	(2,723,123)	4,088,102

72	Jorge Pablo Brito Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	06/30/2023					12/31/2022
		Total per currency				Total
Item	Total parent company and local branches	US dollar	Euro	Real	Other
Assets
Cash and deposits in banks	276,583,698	273,774,477	1,982,236	63,300	763,685	317,385,745
Debt securities at fair value through profit or loss (1)	577,971,428	577,971,428				268,116,488
Other financial assets	26,355,202	26,354,669	533			23,618,241
Loans and other financing	59,033,775	58,980,547	53,228			54,155,162
From the non-financial private sector and foreign residents	59,033,775	58,980,547	53,228			54,155,162
Other debt securities	103,506,381	103,506,381				81,119,074
Financial assets delivered as guarantee	9,379,492	9,362,676	16,816			7,380,203
Equity Instruments at fair value through profit or loss	179,035	179,035				240,185

Total assets	1,053,009,011	1,050,129,213	2,052,813	63,300	763,685	752,015,098

Liabilities
Deposits	237,305,738	236,463,995	841,743			257,696,701
Non-financial government sector	9,770,247	9,770,247				9,286,633
Financial sector	2,255,941	2,255,941				2,108,483
Non-financial private sector and foreign residents	225,279,550	224,437,807	841,743			246,301,585
Liabilities at fair value through profit or loss	1,436,683	1,436,683				792,624
Other financial liabilities	26,597,059	26,114,575	342,495		139,989	24,257,643
Financing from Central Bank of Argentina and other financial institutions	3,487,715	3,434,327	53,388			3,612,791
Issued corporate bonds	3,269,680	3,269,680				4,091,837
Subordinated corporate bonds	104,298,538	104,298,538				108,686,196
Other non-financial liabilities	858,930	858,930				81,464

Total liabilities	377,254,343	375,876,728	1,237,626		139,989	399,219,256

(1)	Mainly including Argentine government discount bonds in dual currency for 508,095,538 and Argentine government Treasury bonds tied to the US dollar for 41,797,361.

73	Jorge Pablo Brito Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 45)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Net financial Income / (Loss)
	Mandatory measurement
Item	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
For measurement of financial assets at fair value through profit or loss
Gain from government securities	43,942,350	59,920,137	6,240,001	9,786,600
Gain from private securities	7,999,145	4,217,889	8,784,431	9,165,641
Gain from derivative financial instruments
Forward transactions	418,374	659,104	15,218	15,218
Gain / (Loss) from other financial assets	151,215	172,206	(9,610)	(15,988)
(Loss) / Gain from equity instruments at fair value through profit or loss	(37,983)	25,012	571,463	10,233,660
Gain from sales or decreases of financial assets at fair value (1)	1,842,048	1,218,397	316,019	2,860,049
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(2,430,011)	(2,946,102)

Total	51,885,138	63,266,643	15,917,522	32,045,180

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during the period.

74	Jorge Pablo Brito Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Net financial Income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Interest income
for cash and bank deposits	752,047	1,433,308	33,613	40,780
for government securities	152,698,248	290,413,213	45,827,846	49,945,486
for private securities	89,780	211,502	47,759	111,294
for loans and other financing
Non-financial public sector	3,230,125	3,709,289	553,794	1,252,438
Financial sector	247,176	378,944	168,981	401,984
Non-financial private sector	0
Overdrafts	15,969,747	27,529,211	8,297,703	14,705,798
Documents	13,908,553	25,149,130	8,002,344	15,717,222
Mortgage loans	17,087,245	30,708,216	15,147,645	26,968,562
Pledge loans	1,121,495	2,114,012	1,182,408	2,493,017
Personal loans	30,386,395	62,504,756	34,156,893	69,062,862
Credit cards	23,395,307	45,907,459	13,789,373	26,638,147
Financial leases	120,702	263,333	99,842	215,429
Other	17,131,241	30,954,243	8,400,130	17,902,809
for repo transactions
Central Bank of Argentina	18,353,302	26,662,312	1,241,601	2,246,434
Other financial institutions		19,916	265,820	353,912

Total	294,491,363	547,958,844	137,215,752	228,056,174

Interest expenses
for Deposits
Non-financial Private sector
Checking accounts	(13,414,202)	(20,730,055)	(2,852,357)	(3,941,432)
Saving accounts	(2,141,022)	(3,726,794)	(1,447,739)	(2,441,697)
Time deposits and investments accounts	(178,600,455)	(327,854,541)	(83,901,690)	(146,997,761)
for financing received from Central Bank of Argentina and other financial institutions	(220,457)	(483,341)	(155,535)	(268,131)
for repo transactions
Other financial institutions	(2,266,299)	(3,801,516)	(688,594)	(1,237,664)
for other financial liabilities	(896,959)	(1,358,530)	(291,187)	(404,099)
for issued corporate bonds	(19,554)	(39,451)	(121,836)	(404,485)
for other subordinated corporate bonds	(1,620,421)	(3,283,421)	(1,739,340)	(3,575,856)

Total	(199,179,369)	(361,277,649)	(91,198,278)	(159,271,125)

75	Jorge Pablo Brito Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
for debt government securities	12,630,098	42,147,799	3,517,211	1,189,476	69,840,994	153,102,114	(8,397,735)	(12,498,093)
Total	12,630,098	42,147,799	3,517,211	1,189,476	69,840,994	153,102,114	(8,397,735)	(12,498,093)

	Income of the period
Item	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Commissions income
Commissions related to obligations	16,900,176	33,848,604	16,120,604	32,047,092
Commissions related to credits	132,127	253,910	167,602	285,162
Commissions related to loans commitments and financial guarantees	15,397	17,625	541	1,963
Commissions related to securities value	824,426	1,536,640	443,017	984,960
Commissions for credit cards	9,172,820	19,176,165	9,501,458	19,133,018
Commissions for insurances	1,515,262	3,135,926	1,697,726	3,349,440
Commissions related to trading and foreign exchange transactions	633,838	1,294,524	605,552	1,241,008

Total	29,194,046	59,263,394	28,536,500	57,042,643

Commissions expenses
Commissions related to trading with debt securities	(38,768)	(76,515)	(4,958)	(9,362)
Commissions related to trading and foreign exchange transactions	(211,951)	(339,793)	(45,276)	(136,140)
Other
Commissions paid ATM exchange	(1,712,474)	(3,482,523)	(1,973,752)	(3,797,634)
Checkbooks commissions and clearing houses	(593,757)	(1,182,013)	(502,835)	(977,586)
Credit cards and foreign trade commissions	(297,700)	(571,865)	(281,849)	(561,409)

Total	(2,854,650)	(5,652,709)	(2,808,670)	(5,482,131)

76	Jorge Pablo Brito Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF JUNE 30, 2023

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Movements between stages of the period
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	06/30/2023
Other financial assets	137,181	28,830			(52,737)	113,274
Loans and other financing	16,578,469	3,160,056	1,322,844	3,548,276	(6,803,594)	17,806,051
Other financial institutions	12,267	12,551			(5,925)	18,893
To the non-financial private sector and foreign residents
Overdrafts	793,892	358,244	32,048	232,461	(361,169)	1,055,476
Documents	853,118	388,559	190,757	77,887	(354,231)	1,156,090
Mortgage loans	1,799,008	(267,541)	245,617	412,557	(686,245)	1,503,396
Pledge loans	285,751	(38,673)	54,437	(22,798)	(118,483)	160,234
Personal loans	6,249,758	1,150,100	121,205	1,362,475	(2,476,566)	6,406,972
Credit cards	4,167,522	1,076,664	358,828	1,407,212	(1,819,531)	5,190,695
Financial leases	32,601	(4,756)	1,608	6,566	(17,313)	18,706
Other	2,384,552	484,908	318,344	71,916	(964,131)	2,295,589
Eventual commitments	1,049,898	248,293	1,674		(398,872)	900,993
Other debt securities	1,199	2,900			(828)	3,271
Total of allowances	17,766,747	3,440,079	1,324,518	3,548,276	(7,256,031)	18,823,589

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 45)

(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Movements between stages for the fiscal year
			ECL of remaining life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by allowances	12/31/2022
Other financial assets	77,628	125,665			(66,112)	137,181
Loans and other financing	28,269,683	3,566,441	(3,702,469)	2,011,570	(13,566,756)	16,578,469
Other financial institutions	10,714	6,562			(5,009)	12,267
To the non-financial private sector and foreign residents
Overdrafts	2,079,110	395,882	6,743	(837,075)	(850,768)	793,892
Documents	2,822,438	(46,752)	(689,379)	29,642	(1,262,831)	853,118
Mortgage loans	5,864,996	427,073	(3,652,496)	1,285,477	(2,126,042)	1,799,008
Pledge loans	362,655	141,109	(26,338)	(19,712)	(171,963)	285,751
Personal loans	7,280,881	1,496,495	796,214	825,045	(4,148,877)	6,249,758
Credit cards	4,741,037	1,000,862	802,927	480,854	(2,858,158)	4,167,522
Financial leases	42,910	19,884	54	(7,076)	(23,171)	32,601
Other	5,064,942	125,326	(940,194)	254,415	(2,119,937)	2,384,552
Eventual commitments	1,001,196	650,722	144,549		(746,569)	1,049,898
Other debt securities	1,593	583	0		(977)	1,199
Total of allowances	29,350,100	4,343,411	(3,557,920)	2,011,570	(14,380,414)	17,766,747

77	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	06/30/2023	12/31/2022
ASSETS
Cash and deposits in banks	9		313,700,287	361,653,785
Cash			79,230,083	41,605,402
Central Bank of Argentina			151,953,420	216,267,696
Other local and foreign entities			82,371,985	103,762,427
Other			144,799	18,260
Debt securities at fair value through profit or loss	9	A	557,484,620	296,445,772
Derivative financial instruments	9		264,165	64,641
Repo transactions	9		135,279,894	93,315,915
Other financial assets	5, 7 and 9	R	88,167,509	65,186,103
Loans and other financing	6, 7 and 9	B, C, D and R	895,368,221	901,640,769
Non-financial public sector			18,564,047	3,325,438
Other financial entities			2,108,339	1,397,322
Non-financial private sector and foreign residents			874,695,835	896,918,009
Other debt securities	7 and 9	A and R	825,515,196	1,099,161,165
Financial assets delivered as guarantee	9 and 30		39,937,418	45,349,084
Equity instruments at fair value through profit or loss	8 and 9	A	1,071,888	1,063,719
Investment in subsidiaries, associates and joint arrangements	11		29,362,493	26,823,165
Property, plant and equipment		F	153,662,660	153,379,706
Intangible assets		G	26,640,931	26,102,136
Other non-financial assets	12		16,546,998	17,319,170
Non-current assets held for sale			13,034,615	13,344,711

TOTAL ASSETS			3,096,036,895	3,100,849,841

78	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(Translation of the Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	06/30/2023	12/31/2022
LIABILITIES
Deposits	9 and 14	H and I	1,884,223,265	1,940,609,656
Non-financial public sector			132,458,127	165,677,514
Financial sector			2,940,365	2,491,436
Non-financial private sector and foreign residents			1,748,824,773	1,772,440,706
Liabilities at fair value through profit or loss	9		36,856	0
Derivative financial instruments	9	I	11,049	3,572
Repo transactions	9	I	7,288,936	0
Other financial liabilities	9 and 15	I	176,082,776	173,141,448
Financing received from the Central Bank of Argentina and other financial institutions	9	I	3,940,285	3,689,992
Issued corporate bonds	9 and 35	I	4,360,501	4,526,074
Current income tax liabilities	20		22,030,349	13,494,818
Subordinated corporate bonds	9 and 35	I	104,586,151	108,904,004
Provisions	16	J and R	3,604,679	4,072,668
Deferred income tax liabilities			19,692,480	19,921,013
Other non-financial liabilities	17		127,343,740	60,379,945

TOTAL LIABILITIES			2,353,201,067	2,328,743,190

SHAREHOLDERS’ EQUITY
Capital stock	28	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to shareholders’ equity			267,739,472	267,739,472
Earnings reserved			404,346,106	426,193,840
Unappropriated retained earnings			295,066	205,840
Accumulated Other Comprehensive Income			1,170,407	47,294
Net income of the period / fiscal year			56,215,583	64,851,011

TOTAL SHAREHOLDERS’ EQUITY			742,835,828	772,106,651
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			3,096,036,895	3,100,849,841

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

79	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Interest income		Q	306,336,768	588,691,166	206,776,735	380,581,585
Interest expense		Q	(198,352,170)	(360,037,499)	(90,918,199)	(158,882,980)
Net interest income			107,984,598	228,653,667	115,858,536	221,698,605
Commissions income	21	Q	28,565,688	58,109,096	28,271,874	56,416,994
Commissions expense		Q	(2,222,608)	(4,498,392)	(2,347,572)	(4,562,014)
Net commissions income			26,343,080	53,610,704	25,924,302	51,854,980
Subtotal (Net interest income plus Net commissions income)			134,327,678	282,264,371	141,782,838	273,553,585
Net gain from measurement of financial instruments at fair value through profit or loss		Q	48,487,987	55,235,019	12,141,315	26,802,320
Profit from sold or derecognized assets at amortized cost			1	75	(9)	(9)
Differences in quoted prices of gold and foreign currency	22		75,169,953	120,161,077	10,850,780	18,758,614
Other operating income	23		5,567,048	10,677,193	7,180,860	13,575,115
Allowances for loan losses			(5,526,227)	(9,819,667)	(1,653,728)	(3,537,036)
Net operating income			258,026,440	458,518,068	170,302,056	329,152,589
Employee benefits	24		(29,697,700)	(57,872,381)	(32,046,507)	(56,318,348)
Administrative expenses	25		(16,487,476)	(30,319,017)	(14,341,362)	(27,992,353)
Depreciation and amortization of fixed assets		F and G	(6,063,012)	(12,021,089)	(5,610,271)	(11,073,221)
Other operating expenses	26		(36,153,776)	(64,920,237)	(25,981,112)	(51,563,496)
Operating income			169,624,476	293,385,344	92,322,804	182,205,171
Income from subsidiaries, associates and joint arrangements	11		389,933	1,930,150	1,407,501	2,451,254
Loss on net monetary position			(106,899,626)	(214,164,188)	(81,349,266)	(153,737,306)
Income before tax on continuing operations			63,114,783	81,151,306	12,381,039	30,919,119
Income tax on continuing operations	20.b)		(18,984,204)	(24,935,723)	(3,439,515)	(6,754,985)
Net income from continuing operations			44,130,579	56,215,583	8,941,524	24,164,134
Net income of the period			44,130,579	56,215,583	8,941,524	24,164,134

80	Jorge Pablo Brito Chairperson

SEPARATE EARNINGS PER SHARE
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Net profit attributable to parent’s shareholders	44,130,579	56,215,583	8,941,524	24,164,134
Plus: Potential diluted earnings per common share
Net profit attributable to parent’s shareholders adjusted as per diluted earnings	44,130,579	56,215,583	8,941,524	24,164,134
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	69.0173	87.9175	13.9840	37.7911

81	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	Exhibits	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Net income of the period			44,130,579	56,215,583	8,941,524	24,164,134
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in Financial Statements conversion			(61,131)	(323,498)	(334,398)	(987,120)
Foreign currency translation differences of the period			(61,131)	(323,498)	(334,398)	(987,120)
Profit or loss from financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			2,159,169	1,347,627	(6,094,195)	(6,880,567)
Income / (Loss) of the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method		Q	3,463,168	1,090,492	(8,048,831)	(12,077,437)
Adjustment for reclassification of the period			(141,369)	982,780	(1,326,854)	1,491,949
Income tax	20.b)		(1,162,630)	(725,645)	3,281,490	3,704,921
Interest in Other Comprehensive Income / (Loss) of associates and joint ventures accounted for using the participation method			54,043	98,984	(348,904)	(420,656)
Income / (Loss) of the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			54,043	98,984	(348,904)	(420,656)
Total Other Comprehensive Income / (Loss) that will be reclassified to profit or loss			2,152,081	1,123,113	(6,777,497)	(8,288,343)
Total Other Comprehensive Income / (Loss)			2,152,081	1,123,113	(6,777,497)	(8,288,343)
Total Comprehensive Income of the period			46,282,660	57,338,696	2,164,027	15,875,791

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

82	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

			Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes		Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders’ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year			639,413	12,429,781	267,739,472	678,162	(630,868)	152,859,531	273,334,309	65,056,851	772,106,651
Total comprehensive income of the period
-	Net income of the period									56,215,583	56,215,583
-	Other comprehensive income of the period					(323,498)	1,446,611				1,123,113
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 25, 2023
-	Legal reserve							12,970,203		(12,970,203)
-	Reserve for dividends pending Central Bank of Argentina’s authorization (1)								(34,817,937)	(50,868,381)	(85,686,318)
-	Personal assets tax on shares and equity interests									(923,201)	(923,201)
Amount at the end of the period			639,413	12,429,781	267,739,472	354,664	815,743	165,829,734	238,516,372	56,510,649	742,835,828

(1)	See Note 31 to the condensed consolidated interim Financial Statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

			Capital stock	Non-capital contributions		Other Comprehensive Income		Earnings Reserved
Changes		Notes	Outstanding shares	Additional paid-in capital	Adjustments to shareholders’ equity	Accumulated foreign currency translation difference in Financial Statements conversion	Other	Legal	Other	Unappropriated retained earnings	Total Equity
Restated amount at the beginning of the fiscal year			639,413	12,429,781	267,739,472	1,761,544	6,661,993	142,174,241	215,406,165	53,426,448	700,239,057
Total comprehensive income of the period
-	Net income of the period									24,164,134	24,164,134
-	Other comprehensive loss of the period					(987,120)	(7,301,223)				(8,288,343)
Distribution of unappropriated retained earnings, as approved by the shareholders’ meeting held on April 29, 2022
-	Legal reserve							10,685,290		(10,685,290)
-	Reserve for dividends pending Central Bank of Argentina’s authorization								57,928,144	(41,643,812)	16,284,332
-	Personal assets tax on shares and equity interests									(891,506)	(891,506)
Amount at the end of the period			639,413	12,429,781	267,739,472	774,424	(639,230)	152,859,531	273,334,309	24,369,974	731,507,674

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

83	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	06/30/2023	06/30/2022
Cash flows from operating activities
Income of the period before income tax		81,151,306	30,919,119
Adjustment for the total monetary effect of the period		214,164,188	153,737,306
Adjustments to obtain cash flows from operating activities:			-
Amortization and depreciation		12,021,089	11,073,221
Allowance for loan losses		9,819,667	3,537,036
Difference in quoted prices of foreign currency		(72,505,732)	(40,218,887)
Other adjustments		183,835,877	68,756,488
Net increase / (decrease) from operating assets:
Debt securities at fair value through profit or loss		(261,038,848)	(112,112,426)
Derivative financial instruments		(199,524)	(17,016)
Repo transactions		(41,963,979)	24,706,806
Loans and other financing			-
Non-financial public sector		(15,238,609)	(16,127)
Other financial entities		(711,017)	2,851,615
Non-financial private sector and foreign residents		12,402,507	59,758,111
Other debt securities		116,185,395	35,489,152
Financial assets delivered as guarantee		5,411,666	8,299,568
Equity instruments at fair value through profit or loss		(8,169)	5,094,821
Other assets		(24,532,024)	32,933,035
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		(33,219,387)	15,058,269
Financial sector		448,929	(184,104)
Non-financial private sector and foreign residents		(23,615,933)	106,307,238
Liabilities at fair value through profit or loss		36,856	6,000
Derivative financial instruments		7,477	(5,503)
Repo transactions		7,288,936	738,890
Other liabilities		2,759,178	(48,997,371)
Income tax payments		(9,227,646)	(684,381)
Total cash from operating activities (A)		163,272,203	357,030,860

84	Jorge Pablo Brito Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Items	Notes	06/30/2023	06/30/2022
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(11,579,464)	(14,296,956)

Total cash used in investing activities (B)		(11,579,464)	(14,296,956)

Cash flows from financing activities

Payments:
Dividends	38	(4,353)	(15,699,625)
Non-subordinated corporate bonds		(29,841)	(7,132,195)
Subordinated corporate bonds		(3,176,508)	(3,494,634)
Other payments related to financing activities		(1,266,480)	(653,047)

Collections / Incomes:
Non subordinated corporate bonds			4,444,440
Financing to local financial entities		360,597	4,182,811

Total cash used in financing activities (C)		(4,116,585)	(18,352,250)
Effect of exchange rate fluctuations (D)		114,467,843	63,412,245
Monetary effect on cash and cash equivalents (E)		(438,069,643)	(287,513,232)
Net (decrease) / increase in cash and cash equivalents (A+B+C+D+E)		(176,025,646)	100,280,667
Cash and cash equivalents at the beginning of the fiscal year	27	1,102,285,010	882,911,559
Cash and cash equivalents at the end of the period	27	926,259,364	983,192,226

The notes 1 to 42 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

85	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. During the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019. Additionally, on October 1, 2021, the Bank acquired the control of Fintech SGR that, as explained in note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, this is a structured entity in which the Bank has control.

During 2022, 2021 and 2020 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 629,854 (not restated). On October 4, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. In addition, on October 27, 2022, the Bank subscribed 178,911,312 shares for a face value of ARS 1 related to the abovementioned irrevocable capital contributions. As a consequence, the Bank’s new interest in this company is 9.6984%. Additionally, on February 23, 2023, the Bank made a new irrevocable capital contribution for an amount of 347,371 (not restated). See also note 1 to the condensed consolidated interim Financial Statements.

Furthermore, on May 18, 2023, Banco Macro SA acquired 100% of Comercio Interior SA’s capital stock at USD 5,218,800 payable with the proceeds of this Company’s dividends. The main purpose of this company is grain brokerage. For further information see also note 10.

On August 23, 2023, the Board of Directors approved the issuance of these condensed separate interim Financial Statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim Financial Statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim Financial Statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA, which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim Financial Statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim Financial Statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	In March 2022, the Bank’s holding in Prisma Medios de Pago SA (Prisma) was transferred. That company was measured according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement at fair value of such holding. If, for the fair value measurement purpose previously mentioned, IFRS had been applied, the profit or loss for the six-month period ended June 30, 2022, should have been modified. However, this situation did not generate differences in the shareholders’ equity as of June 30, 2022.

c)	Through Communiqué “A 7014 dated May 14, 2020, the BCRA established for financial institutions that received debt securities of the public sector in a swap transaction, they must be initially recognized at their carrying amount as of the date of the swap transaction, without assessing if they qualify or not for derecognition under IFRS 9 standards and as a consequence, do not eventually recognize the new instruments at the market value as provided by such IFRS (see also notes 9 and 43 to the condensed consolidated interim Financial Statements).

If IFRS 9 had applied, and according an estimation calculated by the Bank, the Statement of income of the period ended June 30, 2023, would have recorded a decrease in “other operating income” for an amount of 1,728,719 and in “Loss on net monetary position” for an amount of 123,314 and an increase in “Net gain from measurement of financial instruments at fair value through profit or loss” for an amount of 1,618,901, and as a counterpart an increase in “Other comprehensive income” of that period. These changes would not have resulted into modifications to the total shareholder equity as of that date nor the total comprehensive income for the six-month period ended June 30, 2023.

Applicable Accounting Standards

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim Financial Statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7642. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated Financial Statements as of December 31, 2022, already issued, presents further detailed descriptions of the basis for the presentation of such Financial Statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim Financial Statements, except for the goodwill generated by the business combination, as mentioned in note 10, which according to BCRA Communiqué “A” 6618, in the condensed separate interim Financial Statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim Financial Statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) of the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate interim statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim Financial Statements, they are in the process of being transcribed into the Financial Statements book (“Libro Balances”) of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim Financial Statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim Financial Statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of June 30, 2023 and December 31, 2022, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	06/30/2023	12/31/2022
Undrawn commitments of credit cards and checking accounts	802,774,449	1,007,924,251
Guarantees granted (1)	17,501,156	7,825,120
Overdraft and unused agreed commitments (1)	3,480,947	924,120
Subtotal	823,756,552	1,016,673,491
Less: Allowance for ECL	(890,122)	(1,034,464)
Total	822,866,430	1,015,639,027

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 61,783 and 55,618 as of June 30, 2023 and December 31, 2022, respectively. The Overdraft and unused agreed commitments include an amount of 547,398 and 683,351 as of June 30, 2023 and December 31, 2022, respectively,

Risks related to the abovementioned contingent transactions have been assessed and are controlled within the framework of the Bank’s credit risk policy, as described in note 45 to the consolidated Financial Statements as of December 31, 2022, already issued.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Receivables from spot sales of foreign currency pending settlement	44,604,323	24,112,370
Sundry debtors (see note 8)	41,870,414	40,228,398
Receivables from other spot sales	805,483
Receivables from spot sales of government securities pending settlement	530,729	331,479
Private securities	63,401	74,459
Other	406,433	576,578
Subtotal	88,280,783	65,323,284
Less: Allowances for ECL	(113,274)	(137,181)
Total	88,167,509	65,186,103

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Non-financial public sector (1)	18,564,047	3,325,438
Other financial entities	2,108,339	1,397,322
Other financial entities	2,127,232	1,409,589
Less: allowance for ECL	(18,893)	(12,267)
Non-financial private sector and foreign residents	874,695,835	896,918,009
Overdrafts	88,151,604	74,185,499
Documents	137,482,031	122,203,870
Mortgage loans	87,293,164	93,280,642
Pledge loans	13,680,198	14,437,197
Personal loans	175,231,814	214,765,569
Credit cards	263,648,571	287,468,546
Financial leases	1,451,486	2,089,651
Other	125,538,842	105,034,458
Less: allowance for ECL	(17,781,875)	(16,547,423)
Total	895,368,221	901,640,769

(1)	As explained in note 3, ECL is not calculated to public sector exposures.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim Financial Statements, details the allowances recognized by the Bank under this concept.

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

8.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of June 30, 2023 and December 31, 2022, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA, see also note 10 to the condensed consolidated interim Financial Statements.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 11 to the condensed consolidated interim Financial Statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim Financial Statements.

In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs that are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of June 30, 2023 and December 31, 2022:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2023
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	557,484,620	547,620,409	9,035,866	828,345
Derivative financial instruments	264,165	82,002	182,163
Other financial assets	63,401			63,401
Financial assets delivered as guarantee	8,738,796	8,738,796
Equity instruments at fair value through profit or loss	1,071,888	254,923		816,965

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2023
Description (contd.)	Total	Level 1	Level 2	Level 3
Financial assets (contd.)
At fair value through OCI
Other debt Securities	55,494,550	55,494,550

Total	623,117,420	612,190,680	9,218,029	1,708,711

Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	36,856	36,856
Derivatives financial instruments	11,049	11,049

Total	47,905	47,905

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	296,445,772	294,890,946		1,554,826
Derivatives financial instruments	64,641	28,920	35,721
Other financial assets	74,459			74,459
Equity instruments at fair value through profit or loss	1,063,719	31,578		1,032,141

At fair value through OCI
Other debt Securities	195,684,912	195,684,912

Total	493,333,503	490,636,356	35,721	2,661,426

Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	3,572		3,572

Total	3,572		3,572

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, for the financial assets recognized at fair value, categorized as level 3:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2023
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,554,827	74,459	1,032,141
Transfers to level 3
Transfers from level 3 (1)			(68,046)
Profit and loss	93,806	18,030	247,112
Recognition and derecognition	(350,197)
Monetary effects	(470,091)	(29,088)	(394,242)

Amount at the end of the period	828,345	63,401	816,965

	As of December 31, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	3,277,860	91,052	6,199,093
Transfers to level 3
Transfers from level 3
Profit and loss	1,101,844	7,631	5,419
Recognition and derecognition	(1,208,410)	31,735	(3,779,144)
Monetary effects	(1,616,467)	(55,959)	(1,393,227)

Amount at the end of the fiscal year	1,554,827	74,459	1,032,141

(1)	Transfer of equity instruments at fair value through profit or loss from level 3 to level 1 that were measured using quoted prices (unadjusted) observable in active markets as of June 30, 2023.

Note 11 to the condensed consolidated interim Financial Statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period or fiscal year, as applicable.

Except for the foregoing, as of June 30, 2023 and December 31, 2022, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of June 30, 2023 and December 31, 2022:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	06/30/2023
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	313,700,287	313,700,287			313,700,287
Repo transactions	135,279,894	135,279,894			135,279,894
Other financial assets	88,104,108	88,104,108			88,104,108
Loans and other financing	895,368,221			769,039,691	769,039,691
Other debt securities	770,020,646	768,877,851	1,576,291	128,669	770,582,811
Financial assets delivered as guarantee	31,198,622	31,198,622			31,198,622
Total	2,233,671,778	1,337,160,762	1,576,291	769,168,360	2,107,905,413

Financial liabilities
Deposits	1,884,223,265	840,464,135		1,030,993,899	1,871,458,034
Repo transactions	7,288,936	7,288,936			7,288,936
Other financial liabilities	176,082,776	170,713,560	5,422,782		176,136,342
Financing received from the BCRA and other financial institutions	3,940,285	3,374,824	565,461		3,940,285
Issued corporate bonds	4,360,501		4,329,125		4,329,125
Subordinated corporate bonds	104,586,151		87,857,798		87,857,798
Total	2,180,481,914	1,021,841,455	98,175,166	1,030,993,899	2,151,010,520

	12/31/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	361,653,785	361,653,785			361,653,785
Repo transactions	93,315,915	93,315,915			93,315,915
Other financial assets	65,111,644	65,111,646			65,111,646
Loans and other financing	901,640,769			786,465,634	786,465,634
Other debt securities	903,476,253	771,070,624	124,567,745	145,112	895,783,481
Financial assets delivered as guarantee	45,349,084	45,349,084			45,349,084
Total	2,370,547,450	1,336,501,054	124,567,745	786,610,746	2,247,679,545

Financial liabilities
Deposits	1,940,609,656	967,662,246		971,354,197	1,939,016,443
Other financial liabilities	173,141,448	166,662,340	6,587,643		173,249,983
Financing received from the BCRA and other financial institutions	3,689,992	3,589,457	77,589		3,667,046
Issued corporate bonds	4,526,074		4,420,198		4,420,198
Subordinated corporate bonds	108,904,004		88,881,728		88,881,728
Total	2,230,871,174	1,137,914,043	99,967,158	971,354,197	2,209,235,398

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

10.	BUSINESS COMBINATIONS

On May 18, 2023, the Bank acquired to Inversora Juramento SA 100% of the capital stock and voting rights of Comercio Interior SA. Detailed information on this transaction is included in note 12 to the condensed consolidated interim Financial Statements.

11.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 13 to the condensed consolidated interim Financial Statements.

12.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Investment property (see Exhibit F)	12,440,193	11,989,236
Advanced prepayments	2,875,802	3,474,200
Tax advances	1,199,694	1,794,492
Other	31,309	61,242
Total	16,546,998	17,319,170

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member),

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of June 30, 2023 and December 31, 2022, amounts balances related to transactions generated with related parties are as follows:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Comercio Interior SA	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	2,057								2,057
Other financial assets				5,066,303					5,066,303
Loans and other financing (3)
Documents								6,346	6,346
Overdraft					17,324		100,678	1,927,314	2,045,316
Credit cards							201,517	36,717	238,234
Lease					15,822			46,313	62,135
Personal loans							631		631
Mortgage loans							759,264		759,264
Other loans (4)		10,469,692					216,486	1,119,541	11,805,719
Guarantee granted								5,271,370	5,271,370
Total assets	2,057	10,469,692		5,066,303	33,146		1,278,576	8,407,601	25,257,375
Liabilities
Deposits		3,324,823	59,703	74	6,486	122,089	884,345	7,339,364	11,736,884
Other financial liabilities							946	10,327	11,273
Issued corporate bonds		1,090,821							1,090,821
Subordinated corporate bonds				248,392	39,220				287,612
Other non-financial liabilities								814,030	814,030
Total liabilities		4,415,644	59,703	248,466	45,706	122,089	885,291	8,163,721	13,940,620

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of June 30, 2023 for Macro Securities SAU, Comercio Interior SA, key management personnel and other related parties amounted to 10,469,692, 33,146, 1,371,359 and 10,256,418, respectively.

(4)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with government securities.

	As of December 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	2,138							2,138
Other financial assets				4,546,108				4,546,108
Loans and other financing (3)
Overdraft						84,760	634,258	719,018
Credit cards						245,932	75,069	321,001
Lease							100,483	100,483
Personal loans						1,751		1,751
Mortgage loans						817,570		817,570
Other loans (4)		3,184,458				228,808	2,109,721	5,522,987
Other non-financial assets							2,320,524	2,320,524
Total assets	2,138	3,184,458		4,546,108		1,378,821	5,240,055	14,351,580

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of December 31, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Liabilities
Deposits		4,522,938	87,603	175	127,642	1,510,305	1,802,583	8,051,246
Other financial liabilities						773	17,588	18,361
Issued corporate bonds		434,236						434,236
Subordinated corporate bonds				217,808				217,808
Other non-financial liabilities							30,462	30,462
Total liabilities		4,957,174	87,603	217,983	127,642	1,511,078	1,850,633	8,752,113

(1)	It Includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.
(3)	The maximum financing amount for loans and other financing as of December 31, 2022 for Macro Securities SAU, Fintech SGR, key management personnel and other related parties amounted to 6,823,491, 3,820,483, 1,910,421 and 25,374,987, respectively.
(4)	It is related to Loans and other financing not disclosed in other items, mainly other loans, financing of foreign exchange transactions and loans with governments securities.

Profit or loss related to transactions generated during the six-month periods ended June 30, 2023 and 2022 with related parties are as follows:

	As of June 30, 2023
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Comercio Interior SA	Associates	Key management personnel (2)	Other related parties	Total
Income / (Loss)
Interest income		3,500			4,561		314,588	996,500	1,319,149
Interest expense						(21,880)	(68,514)	(27,148)	(117,542)
Commissions income		24,136				365	84	16,447	41,032
Commissions expense				(11,328)			(27)	(14)	(11,369)
Other operating income		62,179	16	1,408,893	302			45	1,471,435
Allowance for loan losses		56,808							56,808
Administrative expense								(588,848)	(588,848)
Other operating expense								(66,171)	(66,171)
Total Income / (Loss)		146,623	16	1,397,565	4,863	(21,515)	246,131	330,811	2,104,494

(1)	Includes the balance amounts of its subsidiary Macro Fondos SGFCISA.

(2)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	As of June 30, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU (1)	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (Loss)
Interest income		2,352				225,176	1,290,959	1,518,487
Interest expense					(12,605)	(73,062)	(6,873)	(92,540)
Commissions income		3,544		425	153	39	41,557	45,718
Commissions expense				(6,776)		(13)	(619)	(7,408)
Other operating income	6	13,062	45				45	13,158
Administrative expense							(374,810)	(374,810)
Other operating expense		(21,864)					(67,009)	(88,873)
Total Income / (Loss)	6	(2,906)	45	(6,351)	(12,452)	152,140	883,250	1,013,732

(1)	It includes the balance amounts from its subsidiary Macro Fondos SGFCISA.
(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for arranged transactions within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of June 30, 2023 and 2022, totaled 679,855 and 657,853, respectively.

In addition, fees received by the Directors as of June 30, 2023 and 2022 amounted to 1,507,310 and 1,599,440, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	06/30/2023	12/31/2022
Board of Directors	12	12
Senior managers of the key management personnel	11	11
Total	23	23

14.	DEPOSITS

The composition of deposits as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Non-financial public sector	132,458,127	165,677,514
Financial sector	2,940,365	2,491,436
Non-financial private sector and foreign residents	1,748,824,773	1,772,440,706
Checking accounts	172,246,004	225,524,662
Saving accounts	605,672,530	636,340,435
Time deposits	935,375,191	856,475,624
Investment accounts	12,786,259	30,866,227
Other	22,744,789	23,233,758
Total	1,884,223,265	1,940,609,656

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

15.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Credit and debit card settlement - due to merchants	105,951,974	110,768,068
Amounts payable for spot purchases of foreign currency pending settlement	44,857,513	24,184,990
Payment orders pending to foreign exchange settlement	8,067,458	7,777,264
Collections and other transactions on account and behalf of others	5,252,770	4,227,864
Finance leases liabilities	3,072,784	2,946,239
Amounts payable for spot purchases of government securities pending settlement	513,558	14,737,377
Other	8,366,719	8,499,646
Total	176,082,776	173,141,448

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in provisions” presents the changes in provisions as of June 30, 2023 and December 31, 2022.

The expected terms to settle these obligations are as follows:

	06/30/2023
Composition	Within 12 months	Over 12 months	06/30/2023	12/31/2022
For administrative, disciplinary and criminal penalties		500	500	754
Letters of credits, guarantees and other commitments (1)	890,122		890,122	1,034,464
Commercial claims in progress (2)	376,501	389,831	766,332	745,284
Labor lawsuits	354,044	152,033	506,077	401,364
Pension funds - reimbursement	462,877	347,397	810,274	781,268
Other	5,400	625,974	631,374	1,109,534
Total	2,088,944	1,515,735	3,604,679	4,072,668

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
(2)	See also note 37.2.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

17.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Dividends payable	65,779,118
Withholdings	23,303,754	23,739,720
Salaries, bonuses and payroll taxes payables	14,489,060	16,061,776
Taxes payables	13,618,779	11,619,663
Miscellaneous payables	6,143,080	4,205,224
Retirement pension payment orders pending settlement	2,098,522	1,695,008
Directors’ and syndics’ fees payable	1,363,000	844,011
Other	548,427	2,214,543
Total	127,343,740	60,379,945

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of June 30, 2023 and December 31, 2022:

06/30/2023	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	313,700,287
Debt securities at fair value through profit or loss		275,682,338	281,802,282
Derivative financial instruments		264,165
Repo transactions		135,279,894
Other financial assets	14,662,912	56,166,370	17,338,227
Loans and other financing (1)	2,264,217	670,013,296	223,090,708
Other debt securities		736,210,488	89,304,708
Financial assets delivered as guarantee	31,198,622	8,738,796
Equity instruments at fair value through profit or loss	1,071,888
Total assets	362,897,926	1,882,355,347	611,535,925

Liabilities
Deposits	828,318,861	1,055,861,107	43,297
Liabilities at fair value through profit or loss		36,856
Derivative financial instruments		11,049
Repo transactions		7,288,936
Other financial liabilities		172,359,756	3,723,020
Financing received from the BCRA and other financial institutions		3,940,285
Issued corporate bonds		4,360,501
Subordinated corporate bonds		1,916,151	102,670,000
Total liabilities	828,318,861	1,245,774,641	106,436,317

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

12/31/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	361,653,785
Debt securities at fair value through profit or loss		276,392,666	20,053,106
Derivative financial instruments		64,641
Repo transactions		93,315,915
Other financial assets	15,081,047	32,388,330	17,716,726
Loans and other financing (1)	2,194,524	646,323,480	253,122,765
Other debt securities		1,021,828,783	77,332,382
Financial assets delivered as guarantee	45,349,084
Equity instruments at fair value through profit or loss	1,063,719
Total assets	425,342,159	2,070,313,815	368,224,979

Liabilities
Deposits	954,459,437	986,119,061	31,158
Derivative financial instruments		3,572
Other financial liabilities		168,372,557	4,768,891
Financing received from the BCRA and other financial institutions		3,689,992
Issued corporate bonds		10,815	4,515,259
Subordinated corporate bonds		2,144,295	106,759,709
Total liabilities	954,459,437	1,160,340,292	116,075,017

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

19.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 21 to the condensed consolidated interim Financial Statements.

20.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 22 to the condensed consolidated interim Financial Statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

b)	The main items of income tax expense in the condensed consolidated interim Financial Statements are as follows:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

	06/30/2023		06/30/2022
		Accumulated
		from		Accumulated
	Quarter	beginning of	Quarter	from beginning
	ended	year up to	ended	of year up to
Description	06/30/2023	06/30/2023	06/30/2022	06/30/2022
Current income tax expense	18,113,879	23,253,157	1,920,495	2,668,278
(Income) / Loss for deferred income taxes	(620,072)	(228,533)	1,490,168	3,859,616
Monetary effects	1,490,397	1,911,099	28,852	227,091
Income tax loss recorded in the statement of income	18,984,204	24,935,723	3,439,515	6,754,985
Income tax loss / (profit) recorded in other comprehensive income	1,162,630	725,645	(3,281,490)	(3,704,921)
Total	20,146,834	25,661,368	158,025	3,050,064

Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 22 to the condensed consolidated interim Financial Statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit, which is in progress.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Fiscal year 2021

On October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 (not restated) paid as income tax for the 2021 tax period be reimbursed.

On January 3, 2023, the AFIP notified the beginning of an income tax audit related to the abovementioned fiscal year, which is in progress.

Fiscal year 2022

On June 30, 2023, the Bank filed a reimbursement action with the AFIP requesting that 654,673 paid as income tax for the 2021 tax period be reimbursed.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by income tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Currently, in connection with the file for the fiscal year 2018, the evidence stage is closed and the process for allegation was delivered.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017, On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

21.	COMMISSIONS INCOME

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Performance obligations satisfied at a point in time
Commissions related to obligations	16,845,207	33,752,449	16,066,738	31,941,419
Commissions related to credit cards	9,057,359	18,927,187	9,298,338	18,685,763
Commissions related to insurance	1,515,262	3,135,926	1,697,726	3,349,440
Commissions related to trading and foreign exchange transactions	608,402	1,243,617	592,721	1,205,839
Commissions related to securities value	253,017	504,413	236,247	477,628
Commissions related to loans and other financing	125,710	199,809	158,487	266,686
Commissions related to financial guarantees granted	15,397	17,625	541	1,963

Performance obligations satisfied over certain time period
Commissions related to credit cards	115,460	248,978	203,120	447,255
Commissions related to trading and foreign exchange transactions	25,436	50,907	12,831	35,169
Commissions related to loans and other financing	3,868	27,041	4,584	4,712
Commissions related to obligations	570	1,144	541	1,120
Total	28,565,688	58,109,096	28,271,874	56,416,994

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Translation of foreign currency assets and liabilities into pesos	74,823,306	119,542,974	10,530,903	17,806,180
Income from foreign currency exchange	346,647	618,103	319,877	952,434
Total	75,169,953	120,161,077	10,850,780	18,758,614

23.	OTHER OPERATING INCOME

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Adjustments and interest from other receivables	1,908,809	3,570,171	1,380,211	2,022,501
Services	1,318,864	2,778,663	1,499,977	3,046,292
Adjustments from other receivables with CER clauses	897,561	1,576,948	715,988	1,024,326
Other receivables for financial intermediation	323,923	480,956	414,792	926,871
Sale of investment in properties and other non-financial assets			6,554	39,133
Other	1,117,891	2,270,455	3,163,338	6,515,992
Total	5,567,048	10,677,193	7,180,860	13,575,115

24.	EMPLOYEE BENEFITS

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Remunerations	20,520,763	39,730,541	22,567,671	39,175,769
Payroll taxes	4,930,249	9,771,496	5,304,733	9,098,934
Compensations and bonuses to employees	3,220,800	6,372,249	3,053,045	5,965,978
Employee services	1,025,888	1,998,095	1,121,058	2,077,667
Total	29,697,700	57,872,381	32,046,507	56,318,348

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

25.	ADMINISTRATIVE EXPENSES

	06/30/2023		06/30/2022
Description	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Taxes	2,580,037	4,951,378	2,414,371	4,563,647
Maintenance, conservation and repair expenses	2,356,766	4,553,602	2,276,497	4,489,214
Armored truck, documentation and events	1,824,325	3,832,372	2,030,437	3,993,216
Fees to directors and syndics	1,718,400	2,211,245	412,647	1,051,568
Other fees	1,655,572	3,130,358	1,270,763	2,503,219
Security services	1,376,824	2,756,151	1,394,427	2,840,190
Electricity and communications	1,270,464	2,586,533	1,287,516	2,661,472
Software	1,241,451	2,207,787	941,292	2,008,504
Advertising and publicity	932,450	1,495,843	1,206,006	1,839,927
Hired administrative services	446,172	549,423	88,028	184,564
Representation, travel and transportation expenses	284,774	548,464	210,653	370,077
Insurance	144,327	261,661	143,649	308,848
Stationery and office supplies	111,618	240,101	99,585	195,712
Leases	72,778	129,390	71,397	142,068
Other	471,518	864,709	494,094	840,127
	16,487,476	30,319,017	14,341,362	27,992,353

26.	OTHER OPERATING EXPENSES

	06/30/2023		06/30/2022
Composition	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Turnover tax	20,074,738	37,171,470	14,146,820	28,034,421
From credit cards	7,060,197	13,434,191	6,467,886	12,516,100
Charges for other provisions	971,220	1,783,285	1,134,389	2,209,096
Deposit guarantee fund contributions	697,997	1,448,469	695,284	1,389,857
Other adjustments and interests for miscellaneous obligations	392,970	518,939	10,809	310,600
Insurance claims	285,082	569,175	125,567	261,593
Donations	197,054	452,477	28,132	344,749
Taxes	58,164	115,318	138,017	317,305
Loss from sale or impairment of investment in properties and other non-financial assets	1	55,827
Loss from sale or impairment of property, plant and equipment			15,453	15,453
Other	6,416,353	9,371,086	3,218,755	6,164,322
Total	36,153,776	64,920,237	25,981,112	51,563,496

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of Cash Flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for Operating Activities and the direct method for Investment Activities and Financing Activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the Statement of Cash Flows and the relevant accounting items of the statement of financial position:

Reconciliation	06/30/2023	12/31/2022	06/30/2022	12/31/2021
Cash and deposits in banks	313,700,287	361,653,785	376,978,442	492,605,599
Debt Securities at fair value through profit or loss				14,265
Other debt securities	612,559,077	740,631,225	606,213,784	390,291,695
Total	926,259,364	1,102,285,010	983,192,226	882,911,559

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2020 to June 30, 2023, amounted to 639,413. See also Exhibit K.

29.	DEPOSIT GUARANTEE INSURANCE

Note 32 to the condensed consolidated interim Financial Statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.6859% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12503 issued on March 22, 2023.

30.	RESTRICTED ASSETS

As of June 30, 2023 and December 31, 2022 the following Bank’s assets are restricted:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

Composition		06/30/2023	12/31/2022
Debt securities at fair value through profit or loss and other debt securities
•	Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07/25/2023, securing Interbanking SA.	5,224,082
•	Liquidity letters of Central Bank of Argentina in pesos - Maturity: 07/25/2023, securing Coelsa SA.	3,134,449
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, securing the Credit Program for the production reactivation of the Province of San Juan. Auction N° 2.	332,572
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No.622/2013, as amended, of the Argentine Securities Commission (CNV).	136,551	139,917
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of June 30, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	53,325	125,546
•	Federal government bonds in dual currency at discount - Maturity: 02/28/2024 as of June 30, 2023 and Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023, as of December 31, 2022, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	22,137	22,438
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033, as of June 30, 2023 and Federal Government Treasury Bonds in pesos adjusted by CER 1.40% - Maturity 03/27/2023 as of December 31, 2022, securing the regional economies Competitiveness Program – IDB loan No.3174/OC-AR.	5,625	50,752
	Subtotal Debt securities at fair value through profit or loss and Other debt securities	8,908,741	338,653

Other financial assets
•	Interests derived from contributions made as protector partner (1).	3,893,463	3,636,783
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,246
	Subtotal Other financial assets	3,894,290	3,638,029

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	25,336,294	37,405,955
•	For securities forward contracts.	8,738,796
•	Guarantee deposits related to credit and debit card transactions.	4,274,442	6,092,894
•	Other guarantee deposits.	1,587,886	1,850,235
	Subtotal Financial assets delivered as guarantee	39,937,418	45,349,084

Other non-financial assets
•	Real property related to a call option sold.	3,773,628	3,700,961
	Subtotal Other non-financial assets	3,773,628	3,700,961
Total		56,514,077	53,026,727

(1)	As of June 30, 2023 and December 31, 2022 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

31.	TRUST ACTIVITIES

Note 34 to the condensed consolidated interim Financial Statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

31.1	Financial trusts for investment purposes

As of June 30, 2023 and December 31, 2022, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 1,080,778 and 1,432,827, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim Financial Statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of June 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 2,636 and 17,600, respectively.

31.3	Trusts guaranteeing loans granted by the Bank

As of June 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 3,247,375 and 4,100,441, respectively.

31.4	Trusts in which the Bank acts as Trustee (Management)

As of June 30, 2023 and December 31, 2022, considering the latest available accounting information as of the date of issuance of these condensed separate interim Financial Statements, the assets managed by the Bank amounted to 5,506,138 and 6,157,969, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish) and is registered in the “List of Authorized companies to guarantee capital market instruments”, as described in note 35.1.1 to the condensed consolidated interim Financial Statements. Note 35.3 to the mentioned Financial Statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of June 30, 2023 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,723,404,561 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 35.2 to the condensed consolidated interim Financial Statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for June 2023 are described in note 36 to the condensed consolidated interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

34.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 37 to the condensed consolidated interim Financial Statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.
-	Penalties applied by the BCRA.
-	Penalties applied by the UIF.
-	Summary proceedings before the CNV and the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

35.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 06/30/2023		06/30/2023	12/31/2022
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	104,586,151	108,904,004
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	4,360,501	4,526,074
Total					108,946,652	113,430,078

Note 38 to the condensed consolidated interim Financial Statements describes liabilities for corporate bonds recognized by the Bank.

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of June 30, 2023 and December 31, 2022 is as follows:

Composition	06/30/2023	12/31/2022
Custody of government and private securities and other assets held by third parties	1,038,711,656	934,182,722
Preferred and other collaterals received from customers (1)	293,669,547	281,424,319
Outstanding checks not yet paid	41,410,745	30,050,589
Checks already deposited and pending clearance	35,104,594	25,357,437

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

37.	TAX AND OTHER CLAIMS

37.1 Tax claims

Note 40.1 to the condensed consolidated interim Financial Statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed separate interim Financial Statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

37.2. Other claims

Note 40.2 to the condensed consolidated interim Financial Statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim Financial Statements.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 41 to the condensed consolidated interim Financial Statements describes the main legal provisions regulating the restriction on profit distribution and the decisions made by the Shareholders’ Meeting held on April 25, 2023.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 42 to the condensed consolidated interim Financial Statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates and its impacts are described in note 43 to the condensed consolidated interim Financial Statements.

41.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim Financial Statements that may materially affect the financial position or the profit and loss of the period, not disclosed in these condensed separate interim Financial Statements.

42.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim Financial Statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

109	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPATATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Translation of Financial Statements originally issued in Spanish – See Note 39)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2020)

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31,2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Holdings				Position
		06/30/2023			12/31/2022	06/30/2023
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	value	level	amounts	amounts	options	options	position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

- Local
Government securities
Argentine government discount bonds in dual currency - Maturity: 08-30-2024	9201		1	269,543,294		269,543,294	(270,398,820)	(855,526)
Argentine government discount bonds in dual currency - Maturity: 04-30-2024	9186		1	134,085,679		144,839,810	(190,615,000)	(45,775,190)
Argentine government discount bonds in dual currency - Maturity: 02-28-2024	9156		1	98,468,729	17,292,549	99,569,475	(76,313,233)	23,256,242
Argentine government Treasury bonds tied to the US dollar - Maturity: 04-30-2024	9120		1	29,728,281	123,813	29,728,281		29,728,281
Argentine government Treasury bonds tied to the US dollar - Maturity: 07-31-2023	9143		1	11,954,850	4,356	11,954,850	(2,538,296)	9,416,554
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 11-09-2026	5925		1	2,061,139	1,899,053	2,061,139		2,061,139
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	1,082,652		1,082,652		1,082,652
Argentine government Treasury bills in pesos adjusted by CER - Maturity: 11-23-2023	9197		1	496,409		507,725		507,725
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696		1	59,864	97,953	59,864		59,864
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	48,105	389,168	48,105		48,105
Other				91,407	275,084,053	7,348,154		7,348,154
Subtotal local government securities (1)				547,620,409	294,890,945	566,743,349	(539,865,349)	26,878,000

Private securities
Corporate bonds YPF SA C025 - Maturity: 02-13-2026	57118		2	9,035,866		9,035,866		9,035,866
Debt Securities in Financial Trusts Secubono			3	312,535	264,738	312,535		312,535
Debt Securities in Financial Trusts Confibono			3	232,547	628,983	232,547		232,547
Debt Securities in Financial Trusts Assets II - Maturity: 12-28-2023			3	197,247		197,247		197,247
Debt Securities in Financial Trusts Accicom Personal Loans			3	80,800		80,800		80,800
Securities of companies of public services			3	5,216	6,127	5,216		5,216
Corporate bonds Tarjeta Naranja S.A. Class 53 Series 01- Maturity: 04-05-2023	56056				654,979
Subtotal local private securities				9,864,211	1,554,827	9,864,211		9,864,211
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				557,484,620	296,445,772	576,607,560	(539,865,349)	36,742,211

110	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31,2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Holdings				Position
		06/30/2023			12/31/2022	06/30/2023
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES

Measured at fair value through other comprehensive income
- Local
Government securities
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 10-14-2024	9179		1	17,712,808		17,712,808	(17,712,808)
Argentine government Treasury bonds in pesos adjusted by CER 4.25% - Maturity: 02-14-2025	9180		1	13,240,942		13,240,942	(13,240,942)
Argentine government Treasury bonds in pesos adjusted by CER 3.75% - Maturity: 04-14-2024	9178		1	12,349,200		12,349,200		12,349,200
Argentine government Treasury bills in pesos adjusted by CER - Maturity: 11-23-2023	9197		1	11,087,400		11,087,400		11,087,400
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	1,097,254	13,263,424	1,097,254		1,097,254
Argentine government US dollar step-up bonds - Maturity: 07-09-2030	5921		1	6,946	5,967	6,946		6,946
Argentine government discount bills in pesos adjusted by CER - Maturity: 02-17-2023	9111				67,714,407
Argentine government Treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492				51,934,513
Argentine government discount bills in pesos adjusted by CER - Maturity: 01-20-2023	9105				20,075,543
Argentine government Treasury bills in pesos - Maturity: 02-28-2023	9141				17,426,327
Other					25,264,731
Subtotal local government securities (1)				55,494,550	195,684,912	55,494,550	(30,953,750)	24,540,800
Total Other debt securities measured at fair value through other comprehensive income				55,494,550	195,684,912	55,494,550	(30,953,750)	24,540,800

Measured at amortized cost
- Local
Government securities
Argentine government Treasury bonds in pesos - Maturity: 05-23-2027	9132	40,465,922	1	40,407,319	60,980,159	40,407,319		40,407,319
Argentine government Treasury bonds in pesos - Maturity: 08-23-2025	9196	12,242,400	1	12,591,770		12,591,770		12,591,770
Argentine government Treasury bonds in pesos BADLAR x 0.7 - Maturity: 11-23-2027	9166	12,579,082	1	12,468,265	12,657,780	12,468,265		12,468,265
Discount bonds in pesos 5.83% - Maturity: 12-31-2033	45696	1,020,145	1	745,586	763,968	745,586		745,586
Province of Tierra del Fuego Treasury bills 30 days - Maturity: 07-06-2023	42694	306,000	1	321,106		321,106		321,106
Province of Río Negro Treasury bills S.03 - Maturity: 06-14-2024	42698	156,014	2	240,806		240,806		240,806
Province of Río Negro debt securities in pesos - Maturity: 04-12-2023	42534				301,932
Province of Río Negro Treasury bills S.02 in pesos - Maturity: 06-15-2023	42555				299,922
Subtotal local government securities				66,774,852	75,003,761	66,774,852		66,774,852

(1)	In January, March and June 2023, the Bank entered voluntary debt swaps under the terms of section 11, Decree No. 331/2022 issued by the Ministry of Economy. The securities involved in such swap transactions were as follows:

•	Argentine government discount Treasury bills in pesos - Maturity: 06-30-2023 (S3OJ3) for a face value of 26,640,975,851.
•	Argentine government discount Treasury bills in pesos adjusted by CER - Maturity: 02-17-2023 (X17F3) for a face value of 20,900,000,000.
•	Argentine government discount Treasury bills in pesos - Maturity: 02-28-2023 (S28F3) for a face value of 12,893,000,000.
•	Argentine government discount Treasury bills in pesos adjusted by CER - Maturity: 06-16-2023 (X16J3) for a face value of 4,675,305,395.
•	Argentine government discount Treasury bills in pesos adjusted by CER - Maturity: 05-19-2023 (X19Y3) for a face value of 2,905,252,288.
•	Argentine government discount bonds in dual currency - Maturity: 07-21-2023 (TDL23) for a face value of 344,098,105.
•	Argentine government discount bonds in dual currency - Maturity: 09-29-2023 (TDS23) for a face value of 119,447,946.

111	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31,2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Holdings				Position
		06/30/2023			12/31/2022	06/30/2023
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	value	level	amounts	amounts	options	Options	position
OTHER DEBT SECURITIES (continued)

BCRA bills
BCRA liquidity bills in pesos - Maturity: 07-18-2023		79,252,882	1	79,456,506		79,456,506		79,456,506
BCRA liquidity bills in pesos - Maturity: 07-20-2023		78,852,158	1	79,054,524		79,054,524		79,054,524
BCRA liquidity bills in pesos - Maturity: 07-13-2023		77,378,080	1	77,576,687		77,576,687		77,576,687
BCRA liquidity bills in pesos - Maturity: 07-25-2023		75,972,087	1	76,167,115		76,167,115		76,167,115
BCRA liquidity bills in pesos - Maturity: 07-27-2023		75,583,611	1	75,777,635		75,777,635		75,777,635
BCRA liquidity bills in pesos - Maturity: 07-04-2023		75,224,724	1	75,417,807		75,417,807		75,417,807
BCRA liquidity bills in pesos - Maturity: 07-06-2023		74,840,088	1	75,032,159		75,032,159		75,032,159
BCRA liquidity bills in pesos - Maturity: 07-11-2023		73,886,972	1	74,076,644		74,076,644		74,076,644
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 05-30-2024		25,667,499	1	25,667,499		25,667,499		25,667,499
BCRA internal bills at benchmark exchange rate, at zero rate - Maturity: 05-06-2024		6,194,337	1	6,194,337		6,194,337		6,194,337
Other				56,321,085	808,202,074	56,321,085		56,321,085
Subtotal BCRA bills				700,741,998	808,202,074	700,741,998		700,741,998

BCRA notes
BCRA liquidity notes in pesos - Maturity: 01-04-2023					18,241,379
Subtotal BCRA notes					18,241,379

Private securities
Corporate bonds Vista Energy Argentina SAU C20 - Maturity: 07-20-2025 (2)	57081	1,532,831	1	818,718		818,718		818,718
Corporate bonds Vista Energy Argentina SAU C13 - Maturity: 08-08-2024 (2)	56207	1,557,948	1	754,817	786,435	754,817		754,817
Corporate bonds Vista Oil y Gas Argentina SAU C15 -Maturity: 01-20-2025 (2)	56637	1,305,561	2	696,642	725,788	696,642		696,642
Debt Securities in Financial Trusts Secubono S226 Class A - Maturity: 01-29-2024	57127	76,890	3	76,087		76,087		76,087
Debt Securities in Financial Trusts Supercanal II Class A - Maturity: 03-21-2024	56949	66,494	2	70,137		70,137		70,137
Corporate bonds YPF SA C043 -Maturity: 10-21-2023	50939	39,890	2	39,495	52,532	39,495		39,495
Debt Securities in Financial Trusts Secubono S223 Class A - Maturity: 09-28-2023	56771	45,384	3	33,262		33,262		33,262
Debt Securities in Financial Trusts Payway Cobro Ant. S01 Class B - Maturity: 04-15-2024	57059	8,332	2	8,221		8,221		8,221
Debt Securities in Financial Trusts Confibono S65 Class A - Maturity: 07-20-2023	56428	6,395	3	6,417	175,518	6,417		6,417
Debt Securities in Financial Trusts Secubono S221 Class A - Maturity: 07-28-2023	56583				137,031
Other					151,735
Subtotal local private securities				2,503,796	2,029,039	2,503,796		2,503,796
Total Other debt securities measured at cost amortized				770,020,646	903,476,253	770,020,646		770,020,646
TOTAL OTHER DEBT SECURITIES				825,515,196	1,099,161,165	825,515,196	(30,953,750)	794,561,446

(2)	Fair value obtained from the use of quotes in pesos.

112	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2023 AND DECEMBER 31,2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Holdings				Position
		06/30/2023			12/31/2022	06/30/2023
			Fair			Position
		Fair	value	Book	Book	without		Final
Name	Identification	value	level	amounts	amounts	options	Options	position
EQUITY INSTRUMENTS

Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	649,014	696,955	649,014		649,014
Matba Rofex SA			1	213,569	87,856	213,569		213,569
C.O.E.L.S.A			3	87,563	131,941	87,563		87,563
Sedesa			3	21,291	32,083	21,291		21,291
AC Inversora SA			3	19,583	29,508	19,583		19,583
Provincanje SA			3	15,290	21,858	15,290		15,290
Mercado a Término Rosario SA			3	14,627	22,040	14,627		14,627
Argencontrol SA			3	856	720	856		856
San Juan Tennis Club SA			3	437	658	437		437
Garantizar SGR			3	10	15	10		10
Other				1		1		1
Subtotal local				1,022,241	1,023,634	1,022,241		1,022,241

- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	41,354	31,578	41,354		41,354
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	8,293	8,507	8,293		8,293
Subtotal foreign				49,647	40,085	49,647		49,647
Total measured at fair value through profit or loss				1,071,888	1,063,719	1,071,888		1,071,888
TOTAL EQUITY INSTRUMENTS				1,071,888	1,063,719	1,071,888		1,071,888
TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,384,071,704	1,396,670,656	1,403,194,644	(570,819,099)	832,375,545

113	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

COMMERCIAL	06/30/2023	12/31/2022
In normal situation	217,294,858	166,728,205
With senior “A” collateral and counter-collateral	24,040,722	21,699,597
With senior “B” collateral and counter-collateral	25,672,880	27,669,003
Without senior collateral or counter-collateral	167,581,256	117,359,605

Troubled	1,587,729	2,110,462
With senior “A” collateral and counter-collateral		108,240
With senior “B” collateral and counter-collateral	1,157,241	1,394,587
Without senior collateral or counter-collateral	430,488	607,635

With high risk of insolvency	978,347	1,214,910
With senior “A” collateral and counter-collateral		131,209
With senior “B” collateral and counter-collateral	861,145	895,446
Without senior collateral or counter-collateral	117,202	188,255

Subtotal commercial	219,860,934	170,053,577

114	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

CONSUMER AND MORTGAGE	06/30/2023	12/31/2022
Performing	703,502,957	746,267,599
With senior “A” collateral and counter-collateral	54,790,334	49,040,880
With senior “B” collateral and counter-collateral	36,725,554	44,559,074
Without senior collateral or counter-collateral	611,987,069	652,667,645

Low risk	7,426,592	5,812,839
With senior “A” collateral and counter-collateral	172,503	89,472
With senior “B” collateral and counter-collateral	322,714	127,424
Without senior collateral or counter-collateral	6,931,375	5,595,943

Low risk - in special treatment	61,504	44,279
Without senior collateral or counter-collateral	61,504	44,279

Medium risk	4,763,132	3,981,935
With senior “A” collateral and counter-collateral	160,619	27,707
With senior “B” collateral and counter-collateral	65,627	102,768
Without senior collateral or counter-collateral	4,536,886	3,851,460

High risk	3,810,041	3,032,870
With senior “A” collateral and counter-collateral	30,905	34,215
With senior “B” collateral and counter-collateral	72,606	117,896
Without senior collateral or counter-collateral	3,706,530	2,880,759

Irrecoverable	1,726,680	1,353,995
With senior “A” collateral and counter-collateral	41,306	46,221
With senior “B” collateral and counter-collateral	242,790	215,060
Without senior collateral or counter-collateral	1,442,584	1,092,714

Subtotal consumer and mortgage	721,290,906	760,493,517
Total	941,151,840	930,547,094

115	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT B
(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the condensed separate interim Financial Statements is listed below:

	06/30/2023	12/31/2022
Loans and other financing	895,368,221	901,640,769
Added:
Allowances for loans and other financing	17,800,768	16,559,690
Adjustment amortized cost and fair value	5,359,615	2,542,156
Debt securities of financial trust - Measured at amortized cost	194,247	464,647
Corporate bonds	2,312,820	1,565,591
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(256,753)	(236,030)
Guarantees provided and contingent liabilities	20,372,922	8,010,271
Total computable items	941,151,840	930,547,094

116	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	06/30/2023		12/31/2022
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	75,633,452	8.04	33,843,118	3.64
50 next largest customers	64,166,703	6.82	60,864,726	6.54
100 next largest customers	50,733,877	5.39	48,265,641	5.19
Other customers	750,617,808	79.75	787,573,609	84.63
Total (1)	941,151,840	100.00	930,547,094	100.00

(1) See reconciliation in Exhibit B.

117	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	108	17,442,379	902,787	105,599	185,997	250,411	87,705	18,974,986
Financial sector		215,739	243,630	388,130	2,323,085	1,742,655	968,025	5,881,264
Non-financial private sector and foreign residents	5,535,396	431,403,188	108,125,585	125,828,374	162,342,729	172,848,395	193,660,410	1,199,744,077
Total	5,535,504	449,061,306	109,272,002	126,322,103	164,851,811	174,841,461	194,716,140	1,224,600,327

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector	163	2,040,936	866,061	156,770	281,756	441,061	260,536	4,047,283
Financial sector		74,012	99,680	841,834	306,653	460,695	140,745	1,923,619
Non-financial private sector and foreign residents	5,227,108	405,267,018	106,538,950	130,411,304	162,823,792	180,221,506	227,281,879	1,217,771,557
Total	5,227,271	407,381,966	107,504,691	131,409,908	163,412,201	181,123,262	227,683,160	1,223,742,459

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

118	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Real property	143,454,133	50	99,208	74,229	451,540	17,075,601		10,273	1,612,816	18,678,144	125,252,508
Furniture and facilities	22,044,053	10	269,316		358,727	11,117,508			923,561	12,041,069	10,631,027
Machinery and equipment	32,303,654	5	1,860,989		61,316	23,067,647			2,088,236	25,155,883	9,070,076
Vehicles	4,235,344	5	634,721	248,601		3,366,684		201,006	210,328	3,376,006	1,245,458
Work in progress	1,953,460		2,072,528		(871,583)						3,154,405
Right of use real property	12,183,627	5	715,980	584,366		8,167,125		286,709	1,081,266	8,961,682	3,353,559
Right of use furniture		5	992,443						36,816	36,816	955,627
Total property, plant and equipment	216,174,271		6,645,185	907,196		62,794,565		497,988	5,953,023	68,249,600	153,662,660

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	140,679,206	50	897,336	184,086	2,061,677	14,140,809	(118,326)	31,634	3,084,752	17,075,601	126,378,532
Furniture and facilities	19,174,649	10	623,258	1,775	2,247,921	9,395,476	7	110	1,722,135	11,117,508	10,926,545
Machinery and equipment	27,557,548	5	3,161,174	438	1,585,370	19,019,293	(2,313)	99	4,050,766	23,067,647	9,236,007
Vehicles	3,837,186	5	677,987	265,954	(13,875)	3,158,253	(1,053)	173,802	383,286	3,366,684	868,660
Work in progress	4,655,780		4,083,108		(6,785,428)						1,953,460
Right of use real property	11,021,791	5	1,289,781	127,945		6,161,868		72,943	2,078,200	8,167,125	4,016,502
Total property, plant and equipment	206,926,160		10,732,644	580,198	(904,335)	51,875,699	(121,685)	278,588	11,319,139	62,794,565	153,379,706

119	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Original					Depreciation of the period
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	597,631	50				90,350		5,159	95,509	502,122
Other investment properties	11,541,190	50	460,153			59,235		4,037	63,272	11,938,071
Total investment property	12,138,821		460,153			149,585		9,196	158,781	12,440,193

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers (1)	Accumulated	Transfers (1)	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	678,049	50	1,743		(82,161)	24,495	57,918	7,937	90,350	507,281
Other investment properties	746,883	50	14,875,904	30,112	(4,051,485)	58,081	(8,589)	9,743	59,235	11,481,955
Total investment property	1,424,932		14,877,647	30,112	(4,133,646)	82,576	49,329	17,680	149,585	11,989,236

(1) During the fiscal year 2022, under this item transfers were made to Non-current assets held for sale.

120	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Original					Depreciation of the period
Item	Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	16,818,699	5	1,024,447			11,777,652			1,442,156	13,219,808	4,623,338
Other intangible assets	58,322,484	5	5,573,218			37,261,395			4,616,714	41,878,109	22,017,593
Total intangible assets	75,141,183		6,597,665			49,039,047			6,058,870	55,097,917	26,640,931

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decreases	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	14,706,600	5	1,976,494		135,605	8,996,308	5,087		2,776,257	11,777,652	5,041,047
Other intangible assets	47,616,514	5	10,876,454	50,307	(120,177)	28,732,277	(2,006)	1,979	8,533,103	37,261,395	21,061,089
Total intangible assets	62,323,114		12,852,948	50,307	15,428	37,728,585	3,081	1,979	11,309,360	49,039,047	26,102,136

121	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	06/30/2023		12/31/2022
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	241,257,153	12.80	231,517,557	11.93
50 next largest customers	228,512,997	12.13	201,560,941	10.39
100 next largest customers	90,455,635	4.80	93,806,907	4.83
Other customers	1,323,997,480	70.27	1,413,724,251	72.85
Total	1,884,223,265	100.00	1,940,609,656	100.00

122	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,776,206,394	140,909,040	13,062,430	1,613,699	94,926	6,493	1,931,892,982
From the non-financial government sector	130,696,596	3,752,438	1,558,394	5,922		1,697	136,015,047
From the financial sector	2,940,365						2,940,365
From the non-financial private sector and foreign residents	1,642,569,433	137,156,602	11,504,036	1,607,777	94,926	4,796	1,792,937,570
Liabilities at fair value through profit or loss	36,856						36,856
Derivative instruments		125	10,624	300			11,049
Repo transactions	7,409,956	13,334					7,423,290
Other financial institutions	7,409,956	13,334					7,423,290
Other financial liabilities	170,668,468	573,313	546,707	938,971	1,474,330	2,988,088	177,189,877
Financing received from the Central Bank of Argentina and other financial institutions	1,596,142	1,141,583	1,116,623	147,955			4,002,303
Issued corporate bonds		15,948	15,948	4,395,024			4,426,920
Subordinated corporate bonds			3,410,184	3,410,184	6,820,368	112,900,552	126,541,288
Total	1,955,917,816	142,653,343	18,162,516	10,506,133	8,389,624	115,895,133	2,251,524,565

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

123	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	1,777,026,095	171,081,522	29,764,822	2,866,191	18,526	55,511	1,980,812,667
From the non-financial government sector	162,420,440	5,100,503	1,536,493	6,776			169,064,212
From the financial sector	2,491,436						2,491,436
From the non-financial private sector and foreign residents	1,612,114,219	165,981,019	28,228,329	2,859,415	18,526	55,511	1,809,257,019
Derivative instruments	2,584	988					3,572
Other financial liabilities	166,647,234	637,230	577,001	1,108,629	1,846,783	4,265,784	175,082,661
Financing received from the Central Bank of Argentina and other financial institutions	439,855	779,713	2,436,354	67,760			3,723,682
Issued corporate bonds		16,582	16,042	33,165	4,570,092		4,635,881
Subordinated corporate bonds			3,546,024	3,546,024	7,092,047	120,943,803	135,127,898
Total	1,944,115,768	172,516,035	36,340,243	7,621,769	13,527,448	125,265,098	2,299,386,361

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

124	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT J

CHANGES IN PROVISIONS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Amounts at beginning of fiscal		Decreases		Monetary effects generated by
Item	year	Increases	Reversals	Charge off	provisions	06/30/2023
Provisions for eventual commitments	1,034,464	231,251			(375,593)	890,122
For administrative, disciplinary and criminal penalties	754				(254)	500
Other	3,037,450	1,552,034		751,391	(1,124,036)	2,714,057
Total provisions	4,072,668	1,783,285		751,391	(1,499,883)	3,604,679

CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Amounts at beginning of fiscal		Decreases		Monetary effects generated by
Item	year	Increases	Reversals	Charge off	provisions	12/31/2022
Provisions for eventual commitments	977,242	785,223			(728,001)	1,034,464
For administrative, disciplinary and criminal penalties	1,464				(710)	754
Other	3,815,638	3,556,858		1,768,297	(2,566,749)	3,037,450
Total provisions	4,794,344	4,342,081		1,768,297	(3,295,460)	4,072,668

125	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT K

COMPOSITION OF CAPITAL STOCK
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

126	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT L

FOREIGN CURRENCY AMOUNTS
AS OF JUNE 30, 2023 AND DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	06/30/2023					12/31/2022
	Total parent company and local	Total per currency
Items	branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	258,607,130	256,640,526	1,139,619	63,300	763,685	302,203,194
Debt securities at fair value through profit or loss (1)	552,833,745	552,833,745				255,427,110
Other financial assets	19,526,977	19,526,444	533			19,856,692
Loans and other financing	61,424,390	61,371,162	53,228			51,537,166
From the non-financial private sector and foreign residents	61,424,390	61,371,162	53,228			51,537,166
Other debt securities	90,460,044	90,460,044				69,089,039
Financial assets delivered as guarantee	7,642,257	7,642,257				6,613,341
Equity instruments at fair value through profit or loss	49,647	49,647				40,085
Investments in subsidiaries, associates and joint ventures	7,780,908	7,780,908				7,473,048
Total assets	998,325,098	996,304,733	1,193,380	63,300	763,685	712,239,675
Liabilities
Deposits	218,523,324	218,523,324				245,638,932
Non-financial government sector	9,770,247	9,770,247				9,286,633
Financial sector	2,255,941	2,255,941				2,108,483
Non-financial private sector and foreign residents	206,497,136	206,497,136				234,243,816
Liabilities at fair value through profit or loss	36,856	36,856
Other financial liabilities	12,618,130	12,135,646	342,495		139,989	11,904,489
Financing from the Central Bank and other financial institutions	3,487,032	3,433,644	53,388			3,612,082
Issued corporate bonds	4,360,501	4,360,501				4,526,074
Subordinated corporate bonds	104,586,151	104,586,151				108,904,004
Other non-financial liabilities	798,757	798,757				21,378
Total liabilities	344,410,751	343,874,879	395,883		139,989	374,606,959

(1)	Mainly including Argentine government discount bonds in dual currency for 502,114,748 and Argentine government Treasury bonds tied to the US dollar for 41,683,131.

127	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	2	2	1	14,868,110
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	6	5	30	1,909,135
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other local markets	1	1		158,208,837
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter – Residents in Argentina - Non financial sector	30	16		3,516,838
Options (3)	Intermediation - own account	Local government securities	With delivery of underlying asset	Over The Counter – Residents in Argentina - financial sector	13	12		570,819,099

(1)	Related to the valuation of the underlying traded, disclosed in absolute values.

(2)	Related to compensated operations forward (OCT).

(3)	See Notes 5 and 9 to the condensed consolidated interim Financial Statements.

128	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Net financial Income / (Loss)
	Mandatory measurement
Items	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
For measurement of financial assets at fair value through profit or loss
Gain from government securities	50,033,175	57,464,927	11,580,989	21,086,692
(Loss) / Gain from private securities	(1,330,112)	(1,063,042)	200,754	491,676
Gain from derivative financial instruments
Forward transactions	418,374	659,104	15,218	15,218
Loss from other financial assets	(18,784)	(37,217)	(18,115)	(24,707)
(Loss) / Gain from equity instruments at fair value through profit or loss	(50,824)	12,095	60,464	2,398,954
Gain from sales or decreases of financial assets at fair value (1)	1,866,169	1,145,254	302,005	2,834,487
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Options	(2,430,011)	(2,946,102)
Total	48,487,987	55,235,019	12,141,315	26,802,320

(1)	Net amount of reclassifications to profit of instruments classified at fair value through other comprehensive income that were derecognized or charged during of the period.

129	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT Q
(Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

	Net financial income / (Loss)
Interest and adjustment for the application of the effective interest rate of financial assets and financial liabilities measured at amortized cost	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
Interest income
for cash and bank deposits	752,047	1,433,308	33,614	40,778
for government securities	152,698,248	290,413,213	45,827,846	49,945,486
for private securities	89,780	211,276	47,759	111,294
for loans and other financing
Non-financial public sector	3,230,125	3,709,289	553,794	1,252,438
Financial sector	247,176	378,944	168,981	401,984
Non-financial private sector
Overdrafts	15,976,591	27,536,708	8,294,566	14,701,098
Documents	13,873,506	25,079,194	8,002,344	15,717,222
Mortgage loans	17,087,245	30,708,216	15,147,645	26,968,562
Pledge loans	1,121,495	2,114,012	1,182,408	2,493,017
Personal loans	30,386,395	62,504,756	34,156,893	69,062,862
Credit cards	23,395,307	45,907,459	13,620,203	26,318,922
Financial leases	120,643	263,274	99,842	215,409
Other	16,992,711	30,706,503	8,391,053	17,892,484
for repo transactions
Central Bank of Argentina	18,353,302	26,662,312	1,241,601	2,246,434
Other financial institutions		18,879	265,820	353,912
Total	294,324,571	547,647,343	137,034,369	227,721,902
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(13,414,202)	(20,730,055)	(2,852,357)	(3,941,432)
Saving accounts	(2,141,022)	(3,726,794)	(1,447,739)	(2,441,697)
Time deposits and investments accounts	(178,598,810)	(327,852,069)	(83,901,690)	(146,997,761)
for Financing received from Central Bank of Argentina and other financial institutions	(219,817)	(482,701)	(155,534)	(268,130)
for repo transactions
Other financial institutions	(2,266,299)	(3,801,516)	(688,594)	(1,237,664)
for other financial liabilities	(72,045)	(121,492)	(11,109)	(15,955)
for issued corporate bonds	(19,554)	(39,451)	(121,836)	(404,485)
for other subordinated corporate bonds	(1,620,421)	(3,283,421)	(1,739,340)	(3,575,856)
Total	(198,352,170)	(360,037,499)	(90,918,199)	(158,882,980)

130	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT Q
(Continued)

BREAKDOWN OF STATEMENT OF INCOME
FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2023 AND 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Income of the period		Other comprehensive income		Income of the period		Other comprehensive income
	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2023	Accumulated from beginning of year up to 06/30/2023	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022	Quarter ended 06/30/2022	Accumulated from beginning of year up to 06/30/2022
for debt government securities	12,012,197	41,043,823	3,463,168	1,090,492	69,742,366	152,859,683	(8,048,831)	(12,077,437)
Total	12,012,197	41,043,823	3,463,168	1,090,492	69,742,366	152,859,683	(8,048,831)	(12,077,437)

	Income of the period
		Accumulated from		Accumulated from
		beginning of year		beginning of year
	Quarter ended	up to	Quarter ended	up to
Items	06/30/2023	06/30/2023	06/30/2022	06/30/2022
Commissions income
Commissions related to obligations	16,845,777	33,753,593	16,067,279	31,942,539
Commissions related to credits	129,578	226,850	163,071	271,398
Commissions related to loans commitments and financial guarantees	15,397	17,625	541	1,963
Commissions related to securities value	253,017	504,413	236,247	477,628
Commissions to credit cards	9,172,819	19,176,165	9,501,458	19,133,018
Commissions to insurances	1,515,262	3,135,926	1,697,726	3,349,440
Commissions related to trading and foreign exchange transactions	633,838	1,294,524	605,552	1,241,008
Total	28,565,688	58,109,096	28,271,874	56,416,994

Commissions expenses
Commissions related to trading and foreign exchange transactions	(211,951)	(339,793)	(45,276)	(136,140)
Other
Commissions paid ATM exchange	(1,130,219)	(2,423,891)	(1,526,133)	(2,905,714)
Checkbooks commissions and clearing houses	(593,757)	(1,182,013)	(502,835)	(977,586)
Credit cards and foreign trade commissions	(286,681)	(552,695)	(273,328)	(542,574)
Total	(2,222,608)	(4,498,392)	(2,347,572)	(4,562,014)

131	Jorge Pablo Brito Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

(Translation of Financial Statements originally issued in Spanish – See Note 42)

(Figures stated in thousands of pesos in constant currency)

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF JUNE 30, 2023
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Movements between stages of the period
			ECL of remaining life of
			financial asset
			Financial
			instruments
			with a	Financial	Monetary
	Amounts at	ECL of the	significant	instruments	effect
	beginning of	next 12	increase in	with	generated by
Item	the fiscal year	months	credit risk	impairment	allowances	06/30/2023
Other financial assets	137,181	28,830			(52,737)	113,274
Loans and other financing	16,559,690	3,195,881	1,322,844	3,519,218	(6,796,865)	17,800,768
Other financial institutions	12,267	12,551			(5,925)	18,893
To the non-financial private sector and foreign residents
Overdrafts	793,686	358,399	32,048	232,461	(361,118)	1,055,476
Documents	844,831	391,747	190,757	77,887	(352,395)	1,152,827
Mortgage loans	1,799,008	(267,541)	245,617	412,557	(686,245)	1,503,396
Pledge loans	285,751	(38,673)	54,437	(22,798)	(118,483)	160,234
Personal loans	6,249,758	1,150,100	121,205	1,362,475	(2,476,566)	6,406,972
Credit cards	4,167,522	1,076,665	358,828	1,407,212	(1,819,532)	5,190,695
Financial leases	32,601	(4,756)	1,608	6,566	(17,313)	18,706
Other	2,374,266	517,389	318,344	42,858	(959,288)	2,293,569
Eventual commitments	1,034,464	246,051	1,674		(392,067)	890,122
Other debt securities	1,199	2,900			(828)	3,271
Total allowances	17,732,534	3,473,662	1,324,518	3,519,218	(7,242,497)	18,807,435

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK
AS OF DECEMBER 31, 2022
(Translation of the Financial Statements originally issued in Spanish – See Note 42)
(Figures stated in thousands of pesos in constant currency as of June 30, 2023)

		Movements between stages for the fiscal year
			ECL of remaining life of
			financial asset
			Financial
			instruments
			with a	Financial	Monetary
	Amounts at	ECL of the	significant	instruments	effect
	beginning of	next 12	increase in	with	generated by
Item	the fiscal year	months	credit risk	impairment	allowances	12/31/2022
Other financial assets	77,628	125,665			(66,112)	137,181
Loans and other financing	28,266,938	3,545,882	(3,702,469)	2,011,570	(13,562,231)	16,559,690
Other financial institutions	10,714	6,562			(5,009)	12,267
To the non-financial private sector and foreign residents
Overdrafts	2,078,212	396,488	6,743	(837,075)	(850,682)	793,686
Documents	2,822,438	(55,451)	(689,379)	29,642	(1,262,419)	844,831
Mortgage loans	5,864,996	427,073	(3,652,496)	1,285,477	(2,126,042)	1,799,008
Pledge loans	362,655	141,109	(26,338)	(19,712)	(171,963)	285,751
Personal loans	7,280,881	1,496,495	796,214	825,045	(4,148,877)	6,249,758
Credit cards	4,741,037	1,000,862	802,927	480,854	(2,858,158)	4,167,522
Financial leases	42,910	19,884	54	(7,076)	(23,171)	32,601
Other	5,063,095	112,860	(940,194)	254,415	(2,115,910)	2,374,266
Eventual commitments	977,242	639,469	144,549		(726,796)	1,034,464
Other debt securities	1,593	583			(977)	1,199
Total allowances	29,323,401	4,311,599	(3,557,920)	2,011,570	(14,356,116)	17,732,534

132	Jorge Pablo Brito Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 28, 2023

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name:	Jorge Francisco Scarinci
Title:	Chief Financial Officer